UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

November 18, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

[Reference translation – in case of discrepancy, the original Japanese version shall prevail.]

November 18, 2019

Press Release

Company Name: Z Holdings Corporation
Representative: Kentaro Kawabe,

President and Representative Director

(Code number: 4689 First Section, Tokyo Stock Exchange)
Inquiries: Ryosuke Sakaue,

Managing Executive Officer and Chief Financial Officer

TEL: 03-6779-4900

Company Name: LINE Corporation
Representative: Takeshi Idezawa,

President and Representative Director

(Code number: 3938 First Section, Tokyo Stock Exchange)

Inquiries: Investor Relations

TEL: 03-4316-2050

Announcement Regarding Capital Alliance MOU on Business Integration

Z Holdings Corporation (“ZHD”) (President and Representative Director: Kentaro Kawabe) and LINE Corporation (“LINE”) (President and Representative Director: Takeshi Idezawa) (LINE and ZHD, each a “Company” and collectively the “Companies”), resolved at their respective board of directors’ meetings held today to enter into a memorandum of understanding concerning the formation of a capital alliance between the Companies (“Capital Alliance MOU”) to achieve, founded upon a spirit of equality, the business integration of the two Companies’ groups of companies (each group a “Group”, and such business integration the “Business Integration”) as follows. For the avoidance of doubt, the corporate governance framework and other key terms applicable to ZHD as the listed integrated company following the Business Integration as prescribed in the Capital Alliance MOU (the “Integrated Company”) are legally non-binding.

Hereafter, the Companies plan to engage in mutual consultation and negotiation with the aim of executing an enforceable, legally binding definitive agreement (“Definitive Capital Alliance Agreement”), with the execution of the agreement targeted for December 2019. In the event the parties enter into the Definitive Capital Alliance Agreement, the details of that agreement will be disclosed.

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Furthermore, as one of the transactional steps required to carry out the Business Integration (such series of transactions collectively the “Transaction”), today LINE received a letter of intent (“LOI”) from ZHD’s parent company SoftBank Co., Ltd. (“SoftBank”) (CEO and Representative Director: Ken Miyauchi), and LINE’s parent company, NAVER Corporation (“NAVER”) (President and CEO, Han Seong Sook) indicating that they intend to conduct a public tender offer (the “Joint Tender Offer”) with respect to all of the common shares (including American Depositary Shares that represent 1 common share for 1 depositary receipt) and all of the stock acquisition rights and convertible bonds that may be converted into shares (collectively “LINE Shares”) not already owned by NAVER or LINE (collectively “Subject Shares”) and thereafter carry out the Transaction, the relevant result of which will be to take LINE private (the “Joint Tender Offer Proposal”). For an outline of the Joint Tender Offer Proposal, please refer to Exhibit 2 below “Notice Concerning the Entry into a Memorandum of Understanding Regarding the Business Integration of Z Holdings Corporation (Securities Code: 4689) and LINE Corporation (Securities Code: 3938), and the Submission of a Letter of Intent in Relation to a Joint Tender Offer for the Shares of LINE Corporation” also announced today by SoftBank and NAVER.

Please note that in connection with the Joint Tender Offer Proposal, the four companies referenced above have entered into a legally non-binding memorandum of understanding describing the transactions required in order to successfully implement the Business Integration (“Integration MOU”), also as of today’s date. With respect to the details of such transactions, please refer to 3(1) and the Transaction Scheme Diagram that is Exhibit 1 below.

Further, NAVER, in accordance with U.S. securities laws, will disclose the LOI and the Integration MOU to the SEC by publishing an amendment of its Schedule 13D.

With the successful implementation of the Business Integration in mind, the Companies, SoftBank and NAVER are currently engaged in mutual consultation and negotiation with the aim of executing an enforceable, legally binding agreement among the four companies setting out all of the conditions relating to the Transactions (the “Definitive Integration Agreement”), with the execution of this agreement targeted for December 2019, at the same time as the Definitive Capital Alliance Agreement between LINE and ZHD. In the event the parties enter into the Definitive Integration Agreement, the details of that agreement will be disclosed.

The Business Integration is based on the assumption that all permits, licenses, and approvals, etc. required under all applicable laws and regulations, including relevant competition laws and foreign exchange laws, will be obtained.

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1.         Purpose of the Business Integration

(1)        Background

The social and industrial circumstances that surround us are drastically changing every day on a global scale. In the Internet market in particular, foreign companies led by those from the United States and China overwhelmingly dominate the industry. In terms of company size, the reality is that there is a great disparity between American and Chinese companies when compared with companies from Japan and other Asian countries, excluding China.

In addition, Japan is currently having to address issues of improving productivity as it faces a decreasing labor force as well as more rapid countermeasures for natural disasters. It is in these areas that the utilization of artificial intelligence (“AI”) and other technologies hold great potential.

Under such circumstances, the ZHD Group and the LINE Group, each of which has a large domestic user base and ample assets, will, by consolidating their operating resources through the Business Integration, strengthening their respective business areas and making business investments for growth in new business areas, provide more convenient user experiences to Japanese users and “update” Japan society and industry. They will then deploy this innovative model throughout Asia and the rest of the world, with the aim of becoming an AI tech company that leads the world from Japan and Asia.

In considering issues of structure and feasibility with respect to the Business Integration, ZHD and LINE have held comprehensive consultations and discussions with their respective parent companies SoftBank and NAVER, bearing in mind potential restrictions under applicable foreign and domestic laws and regulations, in order to understand all of the available options. As a result, the four companies reached a mutual understanding regarding the basic form of the transaction, with the primary focus being review of the plan set out in 3(1) below, including LINE being taken private by SoftBank and NAVER. As of the date of hereof, LINE has received the LOI from SoftBank and NAVER setting out the Joint Tender Offer Proposal regarding steps to move the Business Integration forward. For a summary of the Joint Tender Offer, please refer to the press release issued today by SoftBank and NAVER in connection with the LOI.

Going forward, in parallel with reviewing the terms of the Joint Tender Offer Proposal with respect to LINE, ZHD and LINE will continue to consult with SoftBank and NAVER regarding the Business Integration.

(2)        Outline of the Business Integration Plan

The LINE Group and the ZHD Group will consolidate their respective operating resources and as an Integrated Company Group following the Business Integration of the Companies, will pursue synergies in their respective existing business areas, as well as make business investments targeting growth in new business areas such as AI, commerce, Fintech, advertising and O2O, and others. With this, the Companies hope to take a great leap forward and become a group of companies capable of challenging and prevailing against the fierce competition in Japan and the global market. It is with this mindset that the Companies are undertaking the Business Integration in the spirit of equal partnership.

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(3)        Vision and Management Philosophy of the Integrated Company

By means of the Business Integration, the Companies will consolidate their operating resources, and bring together the ZHD Group’s slogan ,”Make our users’ lives convenient to a surprising (!) extent”, and the LINE Group’s core value of “WOW” and will create and provide a richer and more convenient life for their users through the use of AI and internet technologies.

Starting with an “updating” of Japanese society and industry by providing an unparalleled user experience to domestic users, followed by expansion to Asia and then to the rest of the world, the Companies aim to become an “AI tech company that leads the world from Japan and Asia.”

2.        Basic Strategy and Integration Benefits of the Integrated Company

(1)        Basic Strategy of the Integrated Company

The Integrated Company will bring together the strengths of ZHD and LINE, as well as consolidate their operating resources to continue producing “!” and “WOW.” While competition continues to intensify among global Internet companies especially those in the United States and China that possess high name recognition, financial power and technologies as well as startup companies aggressively challenging new ways of creating value, the Integrated Company will exhaustively focus on the concerns and needs of users in order to provide services that can be used safely and securely.

As part of this strategy we will mutually supplement our most important core services with these being services that bring us into direct contact with our users, such as media, SNS, messenger and payments. Through this, we aim to rapidly establish ourselves as the domestic market leader for these important core services.

In addition, by being able to cross-access the ZHD Group’s customer base primarily that of ZHD and its wholly-owned subsidiary Yahoo! Japan (“YJ”) (67.43 million average monthly users, and 140 million accumulated active monthly users for all apps) and LINE’s customer base (82 million active monthly users domestically, 104 million active monthly users overseas), the Companies will be able to seamlessly interconnect their services, and plan to maximize their respective user bases by mutually referring each other’s existing customers to the other.

Furthermore, by developing new services that take advantage of the technical capabilities and know-how of both Companies to fully maximize and expand their strong existing services, the Companies hope to make the lives of their users even more convenient.

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Through these means the Integrated Company will aim to become an “AI tech company that leads the world from Japan and Asia” within a short period of time.

(2)        Integration Synergies

Based on the above-mentioned basic strategy the Business Integration will generate integration synergies primarily focused around the following areas as the Integrated Company aims to become an AI tech company that leads the world from Japan and Asia.

This proposed transaction is the first instance where a leading communication service and a leading media service will be integrated, and we expect that the media value of the Integrated Company’s business will significantly improve. In addition, we anticipate that the result will have positive ripple effects on the following synergies.

(i)       Marketing business synergies

By utilizing the “multi-big data” of ZHD/YJ and LINE, we believe that all companies conducting marketing activities in Japan will be able to conduct their marketing activities more efficiently. In addition, the Companies will collaboratively develop the O2O/OMO field as a new area for advertising.

(ii)       Synergies in attracting customers

By connecting LINE’s communication platform, which has a domestic user base of 82 million people, with the e-commerce service sites of ZHD/YJ (Yahoo! Shopping, PayPay Mall, PayPay Flea Market, YAHUOKU!, ZOZOTOWN, Yahoo! Travel, Ikyu.com, etc.), the expectation is that there will be increased customer traffic for all of the services of the ZHD Group, starting with its e-commerce services. In addition, it is anticipated that the number of users and the retention rate at the Integrated Company will increase due to being able to directly reach LINE users through official LINE accounts.

(iii)       Synergies within Fintech business

By collaborating in the payments and financial businesses that the two companies are already actively promoting, and making further improvements in terms of increasing both the user base and the number of stores compatible with the services, greater convenience for both users and stores can be expected. In addition, utilizing the existing strong customer base of each Company’s payments business has the potential to strengthen the Fintech business of both.

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(iv)       Synergies in new business / system development

By increasing the number of engineering resources and sharing the Companies’ know-how regarding system development, the Companies expect it will be possible to create more attractive services for users. Although accelerated development in various fields is anticipated, in particular the Companies have been focusing their resources on the development of AI infrastructure, with the Integrated Company set to further strengthen and accelerate AI infrastructure development to support all of its services. In addition to the above, the plan is to continue investigating the possibility of further collaboration between the Companies to create more business synergies, taking into account how to make sufficiently productive use of their complementary services, high-quality customer bases and excellent relationships with business partners.

3.        Summary of Business Integration

(1)        Method of Business Integration

As set out in the Integration MOU, the four parties consisting of ZHD and LINE, together with SoftBank and NAVER, generally are in agreement with respect to the manner in which the Business Integration will be carried out, which is as follows:

(i) NAVER or its wholly-owned subsidiary (collectively with NAVER, “NAVER Party”) and SoftBank will conduct the Joint Tender Offer to acquire all of the Subject Shares.

(ii) In the event that the Joint Tender Offer is not successful in acquiring all of the Subject Shares, in order to take LINE private, SoftBank and the NAVER Party intend to effect a minority squeeze-out through a reverse share demerger (the “LINE Squeeze-Out”), paying LINE’s shareholders consideration in the same amount for their Subject Shares as the offer price under the Joint Tender Offer.

(iii) By means of an organizational restructuring or otherwise, all of the ZHD shares owned by SoftBank (note below) will be transferred to LINE (“ZHD Share Transfer”).

(iv) In parallel with the ZHD Share Transfer, the NAVER Party and SoftBank will carry out a partial transfer of LINE shares owned by one party to the other party that will result in a 50:50 voting rights ratio for the NAVER Party and SoftBank (“JV Formation”). By conducting the JV Formation, LINE will become a consolidated subsidiary of SoftBank.

(v) In parallel with the JV Formation, LINE will establish a new, wholly-owned subsidiary (“LINE Successor”) and transfer its entire business by way of an absorption-type demerger making the LINE Successor its successor (“Corporate Demerger”), excluding, however, the rights and obligations of LINE under the contracts entered into by LINE in connection with the ZHD Share Transfer, the Business Integration and the absorption-type demerger.

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(vi) After the Corporate Demerger has taken effect, a share exchange (the “Share Exchange”) will be conducted as a result of which ZHD will become the 100% parent company of the LINE Successor, and the LINE Successor will become the 100% subsidiary company, and consideration for this Share Exchange from ZHD to LINE will be the ZHD Shares at the exchange ratio stipulated in (4)(ii) below.

ZHD and LINE, together as four parties along with SoftBank and NAVER, also plan to execute the Definitive Integration Agreement prescribing the Business Integration methods, etc., with a signing targeted for December 2019. It should be noted that this Business Integration will be conditioned on all permits, licenses, and approvals, etc. required under all applicable laws and regulations of the relevant countries, including applicable competition laws and foreign exchange laws, being obtained, and the conditions stipulated in the Definitive Integration Agreement being satisfied. The specific order and methods of each procedure discussed above are hereafter subject to change based on consultation and discussion, etc. among the four parties, to the extent such changes are within the scope of the purpose of the Business Integration.

(Note: According to “Announcement of Transfer of Shares of ZHD through Secondary Distribution to Shiodome Z Holdings Co., Ltd” published by SoftBank today, SoftBank, as part of the Business Integration, intends to transfer all of the ZHD Shares it owns to Shiodome Z Holdings Co., Ltd., its consolidated subsidiary, effective as of December 18, 2019.)

(2)        Business Integration – Schedule

Date of executing the Integration MOU (executed today)	November 18, 2019
Date of executing the Capital Alliance MOU (executed today)	November 18, 2019
Definitive Integration Agreement (target)	December 2019
Definitive Capital Alliance Agreement (target)	December 2019
Execution of agreement for the Share Exchange (target)	By end of January 2020
Execution of agreement for the Corporate Demerger (target)	By end of January 2020
General meeting of shareholders for approval of the Share Exchange agreement (target) (Note 1)	March 2020
General meeting of shareholders for approval of the Corporate Demerger agreement (target) (Note 1, 2)	September 2020
Effective date for Corporate Demerger (target)	October 2020
Effective date for Share Exchange (target)	October 2020

Note 1: The general meeting of shareholders for approval of the Share Exchange agreement (target) is a general meeting of the shareholders of ZHD, and the general meeting of shareholders for approval of the Corporate Demerger agreement (target) is a general meeting of the shareholders of LINE.

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Note 2: The general meeting of shareholders for approval of the Corporate Demerger agreement will be held after the LINE Squeeze-Out is completed and SoftBank and NAVER are the only remaining shareholders of LINE.

(3)        About division of the company

(i)        Method of Corporate Demerger

An absorption-type demerger in which LINE is treated as the company being split, with the LINE Successor being treated as the successor company, shall be implemented.

(ii)        Other terms relating to the Corporate Demerger

The specific details of the Corporate Demerger will be determined prior to, and set out in, the executed Corporate Demerger agreement to implement the absorption-type demerger, based on discussions following the execution of the Integration MOU.

(4)        Concerning the Share Exchange

(i)        Share exchange method

A Share Exchange in which ZHD will become the wholly-owning parent company, and the LINE Successor becoming the wholly-owned subsidiary company, will be implemented.

(ii)        Details of allocation under the Share Exchange

A)        Exchange ratio (allocation ratio of ZHD Shares to be exchanged per share of the LINE Successor)

	ZHD (Wholly-owning parent company in Share Exchange)	LINE Successor (Wholly-owned subsidiary in Share Exchange)
Exchange ratio	1	11.75

(Note 1) The allocation ratio is calculated on the assumption that the number of outstanding shares of the LINE Successor (excluding treasury shares), which will be issued immediately prior to the Share Exchange, will be equal to the number of issued and outstanding LINE shares (excluding treasury shares) as of September 30, 2019 (240,960,343 shares).

(Note 2) If the allocation ratio set forth above is followed, the number of ZHD Shares that will be delivered via this Share Transfer is expected to be 2,831,284,030 shares. For LINE, which is the 100% parent company of the LINE Successor, this would result in the allocation of 11.75 ZHD Shares being delivered for each share of the LINE Successor.

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(Note 3) In the event that LINE is allocated a fraction of a ZHD Share under the Share Exchange, ZHD will pay the full amount equivalent to the fraction of the share to LINE in cash, in accordance with Article 234 of the Japanese Companies Act and other applicable laws and regulations.

(iii)        Treatment of share acquisition rights and bonds with share acquisition rights in association with the Share Exchange

The LINE Successor does not plan to issue share acquisition rights or bonds with share acquisition rights before the Share Exchange takes effect.

(iv)        Calculation basis for the share exchange ratio of the Share Exchange

A)        Matters related to the calculation

As set out in 1(1) above, in considering issues of structure and feasibility with respect to the Business Integration, LINE and ZHD had wide-ranging consultations and discussions with their respective parent companies SoftBank and NAVER, bearing in mind potential restrictions under applicable foreign and domestic laws and regulations, in order to understand all of the available options. As a result, as set out in (1) of this section the four companies reached a mutual understanding regarding the basic form of the transaction, with the primary focus being review of the plan set out in 3(1) above, including LINE being taken private by SoftBank and NAVER. As of the date of hereof, LINE has received the LOI from SoftBank and NAVER setting out the Joint Tender Offer Proposal regarding steps to move the Business Integration forward.

Going forward, in parallel with reviewing the terms of the Joint Tender Offer Proposal with respect to LINE, ZHD and LINE will continue to consult with SoftBank and NAVER regarding the Business Integration.

As set out below in (6) of this section, in order to ensure the fairness of the Transaction terms and the propriety of the procedures used, ZHD has retained Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley”) and LINE has retained JPMorgan Securities Japan Co., Ltd. (“J.P. Morgan”) as financial advisors and third party valuation institutions, and ZHD has retained as its legal advisors the law firms Mori Hamada Matsumoto and Latham & Watkins, and LINE has retained as its legal advisors the law firms Anderson Mori & Tomotsune and Shearman & Sterling, to obtain third party advice and recommendations to thoroughly carry out the due diligence of this Transaction with respect to the financial conditions of each Company, performance trends, share price trends, etc., and there have been extensive discussions about setting the share exchange ratio taking all of these points into consideration.

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ZHD, in this process, obtained a Fairness Opinion (as discussed below) from Mitsubishi UFJ Morgan Stanley on November 15, 2019 regarding the valuation methodology with respect to the Share Exchange and the applicable share exchange ratio, confirming that the share exchange ratio is fair to the common shareholders of ZHD, excluding LINE, from a financial perspective. Based on due diligence performed with the support of Mori Hamada Matsumoto and Latham & Watkins with respect to LINE, and the analysis of the ZHD Special Committee (as defined below), consisting of Shingo Yoshii, Hiromi Onitsuka and Yoshio Usumi, three individuals determined to have the relevant expertise and qualifications as outside directors of ZHD and recognized as independent officers by the Tokyo Stock Exchange, and possessing no interests in SoftBank, NAVER, ZHD or LINE, it was determined as set out in (7)(i)A) below that based on comprehensive discussion and analysis, the Share Exchange based on the share exchange ratio was fair and reasonable.

LINE, in this process, obtained a valuation report (as discussed below) from J.P. Morgan on November 15, 2019, regarding the valuation methodology with respect to the Share Exchange and the applicable share exchange ratio. Based on due diligence performed with the support of Anderson Mori & Tomotsune and Shearman & Sterling, it was determined as set out in (ii)A) below that based on comprehensive discussion and analysis, the Share Exchange based on the share exchange ratio was fair and reasonable.

Therefore, LINE and ZHD reached the conclusion that the share exchange ratio was fair to the shareholders of ZHD and to LINE as the shareholder of the LINE Successor (as discussed below), and on that basis they determined as of today, in accordance with the board resolutions passed by each Company, to enter into the Integration MOU and the Capital Alliance MOU.

B)        Terms of the Valuation

(a)        Names of the third party valuation institutions and their relationships with the Companies

Mitsubishi UFJ Morgan Stanley, which is the financial advisor as well as the third-party valuation institution for the calculation of the ratio for ZHD, is not a related party to SoftBank, NAVER, ZHD or LINE, and does not have any material interest to be noted in connection with the Business Integration, including the Share Exchange.

J.P. Morgan, which is the financial advisor as well as the third-party valuation institution for LINE, is not a related party to SoftBank, NAVER, ZHD or LINE, and does not have any material interest to be noted in connection with the Business Integration, including the Share Exchange.

(b)        Calculation outline

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(Mitsubishi UFJ Morgan Stanley)

Mitsubishi UFJ Morgan Stanley has applied the market share price analysis as the shares of both ZHD and LINE are publicly traded on the financial instruments exchange and their market share prices are available, comparable company analysis as there are comparable publicly traded companies for both Companies, and discounted cash flow analysis (“DCF Analysis”) to incorporate the status of future business activities in its evaluation, and comprehensively analyzed the results from these analytical methods in order to analyze the share exchange ratio.

As for the market share price analysis, we used November 13, 2019 as the base date of calculation (“MUMSS Base Date”), considering that an article speculating about this transaction was published after the Tokyo Stock Exchange market hours on November 13, 2019. We analyzed the calculation range of the share exchange ratio based on the market share price ratio, which is a comparison of the highest and the lowest closing prices of ZHD shares and the highest and the lowest closing prices of LINE shares on the Tokyo Stock Exchange on the MUMSS Base Date and for the periods of one, three, and six months immediately preceding the MUMSS Base Date.

In carrying out a comparable company analysis, we have conducted a “Sum-of-the-Parts” analysis (“SoTP Analysis”) by categorizing ZHD’s businesses as media, commerce, payment and major publicly traded subsidiaries, as well as LINE’s businesses as advertising/communications, payment, and other businesses. We have identified the following publicly traded companies as comparable companies from among companies that are involved in respective businesses; Kakaku.com, Inc., CyberAgent, Inc., Dentsu Co., Ltd., Hakuhodo DY Holdings, ZOZO, Inc., Rakuten Co., Ltd., GMO Internet, Inc., DeNA Co., Ltd., PayPal Holdings, Inc. and Square Inc.. We have conducted the analysis by using the multiple of EBITDA to enterprise value (“EV/EBITDA Multiple”) and the multiple of net income to equity value (“PER Multiple”). However, for businesses where the EBITDA or net income were projected to be negative for the reference fiscal years, such as the Payment Business of ZHD and Payment and Other Business of LINE, we have made our value assessment by using a DCF analysis in order to appropriately take into account the business investments made during the planning period as well as the projected earnings after returning to profitability.

An SoTP analysis was applied for purposes of our DCF analysis as well, and a value assessment was made with respect to the financial forecast for each business. The valuation was based on the profit and investment plans from the financial forecasts of both Companies that were provided by both ZHD and LINE management teams on a stand-alone basis (without taking into account the impact of the Business Integration), which analysis Mitsubishi UFJ Morgan Stanley used with the approval by ZHD, as well as the results of due diligence and considerations based on publicly available information. For the purpose of this DCF analysis, we have applied a discount rate of between 4.5% to 8.5% to the anticipated free cashflow of each business for calculating the current value, and for calculating the terminal value of each business, we have applied an EV/EBITDA multiple of 6.0 to 17.0 or a multiple of sales to enterprise value of 3.0 to 5.0.

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In addition, ZHD’s financial forecasts, which were used as the basis for the calculation, do not include fiscal years with an expected substantial earnings increase or decrease. However, LINE’s financial forecasts, which Mitsubishi UFJ Morgan Stanley has used as the basis for the calculation, include an operating deficit for the fiscal years ending December 2019 to December 2020, due to the investments and high marketing costs associated with the strategic businesses, and a substantial increase in profits after the fiscal year ending December 2021 as a result of the improvement of the profitability due to, among others, the decrease in marketing cost and positive impact from the business investments.

The summary of the calculation results of the share exchange ratio for the Share Exchange by Mitsubishi UFJ Morgan Stanley is as follows (the following evaluation range of the share exchange ratio describes the evaluation range of the allocation ratio of ZHD Shares to be issued for each share of the LINE Successor. However, it is assumed that the total number of outstanding shares of LINE Successor (excluding treasury shares.) will be the same as the total number of outstanding shares of LINE (excluding treasury shares.)).

Method used	Share exchange ratio calculation range
Market share price analysis	7.52 ~ 17.57
Comparable company analysis	9.36 ~ 16.04
DCF analysis	9.39 ~ 14.37

Mitsubishi UFJ Morgan Stanley provided an overview of this analysis to ZHD’s board of directors on November 15, 2019. In addition, as set out in (6)(i)A) below, on the request of ZHD’s board of directors, Mitsubishi UFJ Morgan Stanley provided the ZHD’s board of directors with an opinion (“Fairness Opinion”) stating that from a financial standpoint, the share exchange rate agreed as of November 15, 2019 will be appropriate for the shareholders of common shares of ZHD, excluding LINE when applied on the date of the Share Exchange.

The opinion of Mitsubishi UFJ Morgan Stanley set out in the Fairness Opinion is based on certain important conditions and restrictions in the Fairness Opinion, as well as other conditions described below. Mitsubishi UFJ Morgan Stanley has not advised ZHD nor its board of directors that any particular share exchange ratio is the only appropriate ratio.

In preparing the Fairness Opinion, Mitsubishi UFJ Morgan Stanley Securities assumed and relied upon the accuracy and completeness of the information that was publicly available or supplied from ZHD and LINE, and it has not conducted any independent verification with respect to the accuracy and completeness of such information.

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In addition, in preparing the fairness opinion, Mitsubishi UFJ Morgan Stanley Securities considered the strategic, financial and operational merits to the Transactions relating to the Business Integration However, with respect to the financial projections that incorporate information regarding such strategic, financial and operational merits, Mitsubishi UFJ Morgan Stanley Securities has assumed that they have been reasonably prepared based on and reflecting the best currently available estimates and the good faith judgment of each of ZHD and LINE’s management with respect to the future financial performance of its company.

Furthermore, Mitsubishi UFJ Morgan Stanley Securities expresses its opinion based on the assumption that the Business Integration will be consummated in accordance with the terms set forth in the Basic Agreement without any waiver, amendment or delay of any terms or conditions. Mitsubishi UFJ Morgan Stanley Securities has assumed that it is possible to obtain all the approvals, consents, etc. necessary for the Transaction from supervisory government agencies, etc., and that no delays, limitations, conditions or restrictions will be imposed on such approvals, consents, etc. that would have a material adverse effect on the benefits expected from the Transaction.

Mitsubishi UFJ Morgan Stanley Securities is not a legal, accounting, tax, PPA, industrial regulations or corporate pension planning advisor. Mitsubishi UFJ Morgan Stanley Securities is a financial advisor and a third-party valuation institution, and has relied upon, without making any independent verification, the representations of ZHD and LINE and their respective legal, accounting, tax, PPA, industrial regulations and corporate pension planning advisors with respect to legal, accounting, tax, industrial regulatory, corporate pension planning and PPA issues.

Mitsubishi UFJ Morgan Stanley Securities does not state any opinion with respect to whether or not the amount or nature of the consideration paid to the directors, officers or employees of the LINE Successor (regardless of the title and rank thereof) is appropriate in connection with the consideration received by LINE as the holder of the common shares of the LINE Successor, at the time the Share Exchange is carried out for the Transaction.

Mitsubishi UFJ Morgan Stanley Securities has not made any independent valuation or appraisal of the assets or liabilities of ZHD and LINE, nor has Mitsubishi UFJ Morgan Stanley Securities received any such valuations or appraisals whatsoever.

The opinion of Mitsubishi UFJ Morgan Stanley Securities is based on the current financial, economic, market and other conditions as of the date of the Fairness Opinion and the information possessed by Mitsubishi UFJ Morgan Stanley Securities as of November 15, 2019. Events occurring after the date of the Fairness Opinion may affect the opinions in the Fairness Opinion and the assumptions used in preparing the Fairness Opinion, but in any event Mitsubishi UFJ Morgan Stanley Securities has no obligation to update, revise or reaffirm any of its opinions in the Fairness Opinion.

Mitsubishi UFJ Morgan Stanley Securities is providing services as the financial advisor and a third-party valuation institution to ZHD’s board of directors in connection with the Transaction and expects to receive a fee for the services provided. Furthermore, a substantial portion of the fee is contingent upon the closing of the Transaction.

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During the two-year period immediately preceding the date of the Fairness Opinion, Mitsubishi UFJ Morgan Stanley Securities has provided services to ZHD, SoftBank, LINE and their respective affiliates, and Mitsubishi UFJ Morgan Stanley Securities has received fees as consideration for those services. In addition, Mitsubishi UFJ Morgan Stanley Securities and the affiliates of Mitsubishi UFJ Morgan Stanley Securities may also provide such services to ZHD, SoftBank, LINE and their respective affiliates in the future, and may receive fees as consideration for those future services.

Mitsubishi UFJ Morgan Stanley is engaged in banking (including lending to ZHD, SoftBank, LINE and NAVER (including affiliates)) and global financial services such as securities, trust, investment management, and other financial services (collectively referred to as “Financial Services”). Securities operations include investment banking, finance and financial advisory services, as well as securities subscriptions, trading, brokerage, foreign exchange, commodity and derivative transactions. In the course of regular securities subscriptions, trading, brokerage and finance operations, Mitsubishi UFJ Morgan Stanley may acquire or sell corporate bonds, stocks or loans related to the transaction, currency or products of ZHD, LINE, SoftBank, NAVER (including affiliates) and other companies involved in this Transaction. Alternatively, it may hold its position to buy or sell related derivative products, or provide Mitsubishi UFJ Morgan Stanley Financial Services to ZHD, LINE, SoftBank, NAVER (including affiliates) and other companies involved in this Transaction. Mitsubishi UFJ Morgan Stanley may engage in the purchasing, selling or other trading activities in their own account or its customer’s account. Mitsubishi UFJ Morgan Stanley and its directors and officers may invest in corporate bonds, stocks or loans of ZHD, LINE, SoftBank, NAVER (including affiliates) and other companies involved in this Transaction, as well as currencies , products or related derivative products related to the main transaction. Alternatively, in some cases it may operate a fund that invests in such assets that are owned by itself. In addition, Mitsubishi UFJ Morgan Stanley may conduct regular brokerage services for ZHD, LINE, SoftBank, NAVER (including affiliates) and other companies involved in this transaction.

(J.P. Morgan )

J.P. Morgan performed a market share price analysis on the common stock of LINE and ZHD, as well as a discounted cash flow (“DCF”) analysis based on the standalone (not including the impact of this transaction) business plan and financial projections prepared and furnished to J.P. Morgan by the management of LINE and ZHD in order to present a valuation report (“JPM valuation report”) to LINE containing ranges of share exchange ratios for this Transaction based on the calculated equity value of LINE and ZHD. The JPM valuation report does not constitute a recommendation to any shareholder of LINE as to how such shareholder should vote with respect to the Share Exchange or other matters in executing their voting rights. J.P. Morgan has not presented an opinion to the effect that the agreed Share Exchange Ratio is fair from a financial perspective to the board of directors of LINE.

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Based on the JPM valuation report, the calculated ranges of share exchange ratios below based on each method show the range of the number of shares of ZHD common stock to be allotted for each share of common stock of LINE Successor assuming that the number of all issued and outstanding shares of the LINE Successor (excluding treasury shares) immediately preceding the completion of the Share Exchange is equal to the number of all issued and outstanding shares of LINE (excluding treasury shares) as of September 30, 2019. The JPM valuation report was provided solely for the benefit of the board of directors of LINE in connection with the evaluation of the Share Exchange and for information purposes in performing such evaluation.

Considering that an article speculating about this transaction was made after the Tokyo Stock Exchange market hours on November 13, 2019, in performing the market share price analysis, J.P. Morgan used November 13, 2019 as the base date (“JPM Base Date”), and reviewed the per share closing price trading data of LINE and ZHD on the JPM Base Date and the average daily closing share prices of LINE and ZHD on the Tokyo Stock Exchange (“TSE”) for the one-month, three-month and six-month periods concluding on the JPM Base Date.

The DCF analysis was based on the business plan and financial projections of LINE and ZHD, earnings projections and investment plans as set forth in the business plans of LINE and ZHD, the results of due diligence on and interviews with LINE and ZHD, and other publicly available information and factors approved by LINE to be used by J.P. Morgan. A range of discount rates has been applied to the free cash flows projected to be produced by LINE and ZHD to calculate the valuation of their shares. The business plan of ZHD, which has been provided to J.P. Morgan by LINE for the purposes of the DCF analysis, does not include fiscal years with an expected substantial earnings increase or decrease. On the other hand, the business plan of LINE, which has been provided to J.P. Morgan by LINE for the purposes of the DCF analysis, expects operating deficit for the fiscal years ending December 2019 to December 2020, due to the investments and high marketing costs associated with the strategic businesses, and expects a substantial increase in its profits after the fiscal year ending December 2021 as a result of the improvement of the profitability due to, among others, the decrease in marketing cost and positive impact from the business investments.

	Valuation method	Calculated range of share exchange ratio
1	Market Share Price Analysis	11.44 ～ 12.65
2	DCF Analysis	7.05 ～ 14.21

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In conducting the analyses with respect to the share exchange ratio, J.P. Morgan has relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by LINE and ZHD or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan has not independently verified (nor has it assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan has not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor has it evaluated the solvency of LINE or ZHD under any laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and projections provided by LINE and ZHD to J.P. Morgan or derived therefrom, J.P. Morgan has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of LINE and ZHD to which such analyses or projections relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan has also assumed that the Share Exchange contemplated by the Integration MOU will be consummated as described in the Integration MOU, and that the final execution version of the Integration MOU will not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan is not a legal, regulatory, tax or accounting expert and relied on the assessments made by advisors to LINE with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Share Exchange would be obtained without any adverse effect on LINE or ZHD or on the contemplated benefits of the Share Exchange.

The JPM valuation report with respect to the Share Exchange provided by J.P. Morgan was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of the date of the JPM valuation report. It should be understood that subsequent developments may affect the JPM valuation report and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such analyses.

The JPM valuation report was limited to the valuation of share exchange ratios for the proposed Share Exchange and J.P. Morgan expressed no opinion as to the fairness of the Share Exchange Ratio to the holders of any class of securities, creditors or other constituencies of LINE or ZHD, or as to the underlying decision by LINE to engage in the Share Exchange. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Share Exchange, or any class of such persons relative to the Share Exchange Ratio in the Transaction or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which common stock of LINE or ZHD may trade at any future time.

The business plans and financial projections for LINE and ZHD furnished to J.P. Morgan by LINE and ZHD (the “Projections”) were prepared by the management of LINE and ZHD, respectively. Neither LINE nor ZHD has publicly disclosed the Projections provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the share exchange ratio, and the Projections were not prepared with a view toward public disclosure. The Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in the Projections.

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The foregoing summary of the result of the calculation of share exchange ratios and the valuation methods thereof does not purport to be a complete description of data referenced or presented by J.P. Morgan. The preparation of a JPM valuation report is a complex process and the foregoing summary of the result of the calculation of share exchange ratios and the valuation methods thereof does not necessarily present all aspects of the analysis conducted in an accurate manner. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of the analyses as a whole, could create an incomplete view of the processes underlying the analyses. In providing the JPM valuation report, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form a view as to whether or how any individual analysis or factor, considered in isolation, supported or failed to support the JPM valuation report. None of the selected companies reviewed as described in the above analysis as a comparable company is identical to LINE or ZHD or any of their respective operating units or subsidiaries. However, the companies selected were chosen because they are publicly traded companies with businesses that, for purposes of JPMorgan’s analysis, may be considered similar to those of LINE and ZHD, as the case may be. The analyses necessarily involve complex considerations and judgments concerning differences in financial and business characteristics of the companies involved and other factors that could affect the companies compared to LINE and ZHD.

J.P. Morgan has acted as financial advisor to LINE with respect to the proposed Share Exchange and will receive a fee from LINE for its services, a substantial portion of which will become payable only if the proposed Share Exchange is consummated. In addition, LINE has agreed to indemnify J.P. Morgan against certain liabilities arising out of its engagement. During the two years preceding the date of the JPM valuation report, J.P. Morgan and its affiliates have had commercial or investment banking relationships with LINE and SoftBank, for which J.P. Morgan and its affiliates have received customary compensation. Such services by J.P. Morgan and/or its affiliates during such period have included J.P. Morgan and/or its affiliates’ acting as a Joint Active Bookrunner for LINE’s dual tranche Zero Coupon Convertible Bonds offering in September 2018, as a Lead Arranger and Lender for SoftBank’s Loan Agreement in August 2018, and as a Joint Global Coordinator for SoftBank’s Global Initial Public Offering in December 2018. In addition, J.P. Morgan and its affiliates own less than 1% of equity securities of LINE, ZHD, NAVER and SoftBank in its own accounts. In the ordinary course of businesses of J.P. Morgan and its affiliates, they may actively trade the debt and equity securities of LINE, ZHD, NAVER or SoftBank for their own account or for the accounts of customers and, accordingly, J.P. Morgan and its affiliates may at any time hold long or short positions in such securities.

(5)        Prospects and Reasons for Delisting

The ZHD Shares to be allocated to LINE via the Share Exchange are listed in the First Section of the Tokyo Stock Exchange, and can be traded in the market even after the Share Exchange.

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However, the LINE shares, depending on the results of the Joint Tender Offer, may be delisted pursuant to the prescribed procedures in accordance with the delisting standards of the Tokyo Stock Exchange as there is no upper limit on the LINE Shares to be purchased pursuant to the Joint Tender Offer. Even if at the time of the Joint Tender Offer there is applicable standard, as a consequence of the LINE Squeeze-Out, it is expected that the LINE shares will be delisted under the prescribed procedures in accordance with the delisting standards of the Tokyo Stock Exchange.

(6)        Measures to Ensure Fairness

(i)        Measures taken by ZHD to ensure fairness

As set out in 6(1) below, it is the determination of ZHD that the Tokyo Stock Exchange’s securities listing regulations governing transactions with controlling shareholders applies to ZHD with respect to this transaction. On that basis, ZHD has taken the following measures to ensure the appropriateness of the transaction terms and the fairness of the procedures of this Business Integration.

A)        Valuation by external third-party valuation institution

ZHD retained Mitsubishi UFJ Morgan Stanley as the third-party valuation institution and obtained a valuation report regarding the share exchange ratio for the Share Exchange. Please refer to (4)(iv)B)(a) above for a summary of the valuation report. In addition, as set out in (7)(i) below, the special committee established by ZHD selected Takao Nakata, a certified public accountant (“CPA”), as a financial advisor independent from SoftBank, NAVER, ZHD and LINE to provide advice from a financial perspective. Furthermore, ZHD has obtained a fairness opinion from Mitsubishi UFJ Morgan Stanley as the external financial advisor and third-party valuation institution to the effect that the share exchange ratio applicable to the Share Exchange at the time of the Share Exchange is fair, from a financial point of view, to the common shareholders of ZHD excluding LINE.

B)        Advice from independent law firms

ZHD has selected Mori Hamada & Matsumoto and Latham & Watkins as its legal advisors, and has received legal support regarding various procedures for the Business Integration and the related decision-making methods and processes of ZHD. In addition, as set out in (7)(i) below, the special committee established by ZHD includes the law firm of Takai & Partners as a legal advisor independent from SoftBank, NAVER, ZHD and LINE, to provide advice from a legal point of view.

(ii)        Measures taken by LINE to ensure fairness

As set out in 1(1) above, ZHD and LINE discussed the viability of carrying out the Business Integration and its methods with their respective parent companies SoftBank and NAVER and as a result of extensive consultations, the four parties formed a basic shared understanding, focusing on the methods set out in (1) of this section, including with respect to taking LINE private. In conducting such discussions and reviewing information, LINE came to the determination that there is a structural conflict of interest between NAVER and LINE’s minority shareholders in carrying out the Business Integration, and therefore LINE has taken the following measures to ensure the propriety of the transaction terms and the fairness of the procedures of this Business Integration.

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A)         Valuation by external third-party valuation institution

LINE has selected J.P. Morgan as a third party financial advisor and third-party valuation institution for the calculation of the ratio independent from SoftBank, NAVER, ZHD and LINE to ensure the validity and fairness of the Business Integration, and has obtained a valuation report from J.P. Morgan concerning the share exchange ratio applicable to the Share Exchange. Please refer to (4)(iv) B)(a) above for a summary of the valuation report. However, LINE has not obtained a fairness opinion from J.P. Morgan regarding the validity or fairness of the share exchange ratio applicable to the Share Exchange from a financial point of view.

However, in light of having received the Joint Tender Offer Proposal from SoftBank and NAVER, in the event that the Joint Tender Offer moves forward, LINE plans to obtain a LINE stock valuation report and a fairness opinion from J.P. Morgan to ensure the fairness of the Joint Tender Offer.

In addition, as set out in (7)(ii) below, the special committee established by LINE will hereafter appoint a third party valuation institution independent from SoftBank, NAVER, ZHD and LINE and will obtain advice from a financial point of view from such advisor concerning the Joint Tender Offer.

B)         Advice from outside counsel

LINE has selected the law firms Anderson Mori & Tomotsune in July 2019 and Shearman & Sterling in August 2019 as legal advisors independent of SoftBank, NAVER, ZHD and LINE, and these law firms have provided legal advice on procedures for Business Integration and the decision-making methods and processes of LINE. In addition, as shown in 7(ii) below, the special committee established by LINE has selected the law firms Nakamura, Tsunoda & Matsumoto and White & Case as legal advisors independent from SoftBank, NAVER, ZHD and LINE, to provide legal advice.

Based on the receipt of the Joint Tender Offer Proposal from SoftBank and NAVER, LINE intends to obtain legal support on the Joint Tender Offer procedures and LINE decision-making methods and processes, etc., from Anderson, Mori & Tomotsune and Shearman & Sterling to ensure the fairness of the Joint Tender Offer.

(7)        Measures Taken to Avoid Conflict of Interest

(i)        Measures taken to avoid conflict of interest for ZHD

As set out in 6(1) below, ZHD has determined that the Tokyo Stock Exchange’s securities listing regulations governing transactions with controlling shareholders applies to ZHD with respect to this transaction. On that basis, ZHD has taken the following measures to ensure the validity of the transaction terms and the fairness of the procedures of this Business Integration.

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A)        Establishment of a special committee

In order to prevent the Business Integration taking place under conditions adverse to the interests of the ZHD minority shareholders, ZHD established a special committee (“ZHD Special Committee”) on October 7, 2019. The ZHD Special Committee was given authority with respect to the Business Integration to consider (i) the validity of the purpose of the Business Integration, (ii) the appropriateness of the Business Integration procedures and (iii) the fairness of the Business Integration conditions, and whether, based on these considerations, resolving to carry out the Business Integration was adverse to the interests ZHD’s minority shareholders (i.e., shareholders of the company other than SoftBank Group Corp., SoftBank and their subsidiaries), and granted it the authority to collect all necessary information to consider these issues, to directly appoint financial and legal advisors and consent over financial and legal advisors appointed by ZHD, and to review the measures that should be established to ensure the fairness of the Business Integration and provide comments and recommendations as necessary, and participate in negotiations among the commercial parties as necessary.

In addition to holding a total of 10 meetings between October 7, 2019 and November 18, 2019, the ZHD Special Committee also collected information outside of these meetings by e-mail, etc., and consulted with advisors from time to time as necessary to diligently carry out their above-referenced advisory duties. (More specifically, Takai & Partners was appointed as a legal advisor to the ZHD Special Committee that is independent of SoftBank, NAVER, ZHD and LINE, and Takao Nakata, a CPA, was appointed as a financial advisor to the ZHD Special Committee who is independent of SoftBank, NAVER, ZHD and LINE.

Furthermore, explanations were received in a timely manner on the purpose of the Business Integration, anticipated synergies, the scheme for this transaction, the Integrated Company’s governance, the formulation process and details of ZHD’s business plans and details of LINE’s business plans and analysis that formed the basis for the share exchange ratio calculation, as well as the history of negotiation and decision process related to the terms and conditions of the Business Integration, including the share exchange ratio, and a Q&A process was conducted. Also, timely explanations were received from Mori Hamada & Matsumoto, ZHD’s legal advisor, on the Integrated Company’s governance and status of negotiations for the Business Integration, etc., and also from Mitsubishi UFJ Morgan Stanley, ZHD’s financial advisor and third-party valuation institution for the scheme for this transaction, the calculation of the ratio, on the status of negotiations for the Business Integration and the methods and results of the valuation of the share exchange ratio, and a Q&A process is being conducted in the ongoing process of checking the validity of these analyses. In addition, based on the advice of the ZHD Special Committee’s financial advisor Mr. Takao Nakata, a CPA, and legal advisor Takai & Partners, the ZHD Special Committee is providing directions and recommendations to ZHD with respect to various negotiation policies with respect to the share exchange ratio relating to the Share Exchange, etc., and they are involved in the negotiation process with respect to the share exchange ratio issue and other conditions of the Business Integration. Based on this process and review and consideration of the explanations, valuation results and other materials that were provided for review, the ZHD Special Committee submitted an opinion on November 18, 2019 to the ZHD board of directors as discussed below.

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(a)        Appropriateness of the purpose of the Business Integration

The ZHD Special Committee received from ZHD explanations regarding the purpose of the Business Integration and the anticipated synergies, etc., engaged in Q&As regarding the feasibility of achieving such synergies and reviewed evidence in support, and after evaluating the purpose of the Business Integration and synergies and studying their feasibility, reached the conclusion that taken as a whole, the transaction is appropriate. In addition, even with respect to the operating structure and autonomy of ZHD, the ZHD Special Committee was able to be involved in the negotiations for the Capital Alliance MOU by proactively providing its views in preparations for discussions, etc., and determined that the terms of the Capital Alliance MOU would not have a materially adverse impact on the autonomy of ZHD, and any impact in that regard seemed proportional to promoting the purpose of the Business Integration. Based on the foregoing, the rationale for the purpose of the Business Integration has been confirmed as being reasonable, and the Business Integration appropriate in light of achieving this purpose. It concluded that the Business Integration is for a legitimate purpose and that it should contribute to increasing the business value of ZHD.

(b)        Appropriateness of the procedures for the Business Integration

The ZHD Special Committee recommended that in passing resolutions relating to the Business Integration and in negotiations with SoftBank, NAVER and LINE, etc., officers and directors that were seen as potentially being motivated to prioritize the interests of SoftBank, NAVER or LINE should not be involved, and the ZHD Special Committee was able to observe the methods that were used to carry out negotiations, and had an opportunity to receive reports and provide their opinions during the process. This allowed the ZHD Special Committee to ensure that they had a meaningful role in confirming that the negotiations regarding the Transaction were being appropriately conducted, and to ensure that the negotiations were taking place on an arms’ length basis among independent actors. ZHD, SoftBank, NAVER and LINE, in setting the methods of such negotiations, consulted with outside legal advisors and financial advisors and obtained objective information and advice, which allowed them to establish measures to ensure that there would be no arbitrary decisions being made. The ZHD Special Committee confirmed that the procedures for this Business Integration were appropriate and satisfactorily took into consideration the interests of the minority shareholders.

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(c)        Fairness of the Business Integration Terms

The ZHD Special Committee reviewed ZHD’s management of the preparation of its business plan, which is the foundation for the Share Exchange valuations, as well as its content, received information from ZHD regarding its review and assessment regarding the business plan prepared by LINE, and was given an opportunity to engage in a Q&A process with ZHD. The ZHD Special Committee thereby concluded that taken as a whole, there was nothing particularly noteworthy that would give rise to any concern with respect to the reasonableness of the terms of this Transaction. In addition, Mitsubishi UFJ Morgan Stanley, ZHD’s financial advisor and third party valuation institution, explained to the ZHD Special Committee its methodology for calculation of the share exchange ratio and the results thereof. The ZHD Special Committee reviewed the methodology and results of Mitsubishi UFJ Morgan Stanley’s valuation with the advice of Takao Nakata, the financial advisor independently appointed by the ZHD Special Committee, and concluded that no particular points that stood out as concerns. Furthermore, with respect to negotiations among the parties concerning the share exchange ratio, the ZHD Special Committee confirmed the negotiating methods, received reports and gave opinions as necessary, and ensured that they played a meaningful role in the negotiation process. Based on such considerations, after careful deliberation, they concluded that the relevant Transaction terms (i.e. the Share Exchange pursuant to the Integration MOU) are fair.

(d)       Whether this Business Integration is unfair to minority shareholders

The ZHD Special Committee confirmed that as set forth in items (a) through (c) of the foregoing, the Business Integration is for a legitimate business purpose and can be seen as likely to increase the business value of ZHD, the processes in place for the Business Integration are appropriate, and the terms of the Business Integration are fair. Therefore it concluded that there is nothing that is unfair to minority shareholders concerning this Transaction.

At the same time, the above opinion is a preliminary opinion in connection with the execution of a legally non-binding Integration MOU and Capital Alliance MOU, and therefore the ZHD Special Committee will continue to consider the above advisory matters prior to the signing of the Definitive Integration Agreement and Definitive Capital Alliance Agreement targeted for December 2019, and plans to issue a final recommendation prior to the execution of these agreements.

In addition, NAVER is the parent company of LINE, and the Joint Tender Offer is therefore a transaction with a controlling shareholder under the securities listing regulations of the Tokyo Stock Exchange, for LINE. LINE has established compliance guidelines for related party transactions, and in the event that it enters into a transaction with a NAVER Group company and that transaction is subject to the compliance guidelines for related party transactions (it should be noted that transactions between LINE and its related companies and subsidiaries are not subject to these same guidelines) it is necessary to make the terms of that transaction and its commercial necessity very clear before management can make a decision. For purposes of strengthening LINE’s corporate governance, an advisory board made up solely of outside directors has been established, and with respect to material transactions with related parties, the advisory board’s consultation and approval is required in addition to consultation and approval by management. The advisory board plays an important role for LINE in considering methods and plans for protecting the interests of minority shareholders by being able to provided necessary suggestions to the board of directors, and the board treats the suggestions of the advisory board with respect in reaching the necessary management decisions.

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At the same time, the above opinion is a preliminary opinion in connection with the execution of a legally non-binding Integration MOU and Capital Alliance MOU, and therefore the ZHD Special Committee will continue to consider the above advisory matters prior to the signing of the Definitive Integration Agreement and Definitive Capital Alliance Agreement each targeted for December 2019, and plans to issue a final report prior to the execution of these agreements.

B)        Approval by all directors excluding interested directors

Given that ZHD directors Masayoshi Son, Ken Miyauchi, Kazuhiko Fujihara and Taku Oketani are also executive officers and employees of SoftBank, with a view toward of eliminating arbitrariness from the ZHD board’s decision-making process with respect to the consideration of the Business Integration and the passage of related resolutions, they are not participating in board meetings to deliberate on the ZHD Business Integration and also are not representing ZHD in discussions or negotiations with SoftBank. At the same time, ZHD’s representative director Kentaro Kawabe is also a director of SoftBank, but did not participate in the deliberations or voting on resolutions by SoftBank’s board with respect to the Business Integration, and is also not representing SoftBank in discussions or negotiations with ZHD. In addition, at today’s ZHD board meeting all five board members (including auditors and directors) excluding Masayoshi Son, Ken Miyauchi, Kazuhiko Fujihara and Taku Oketani, who are not participating in the deliberations or voting on resolutions on the Business Integration for the above reasons, were in attendance and a resolution was unanimously passed with respect to approval of the Integration MOU and Capital Alliance MOU.

(ii)        Measures taken to avoid conflict of interest for LINE

As set out in 6(2) above, LINE came to the determination that there is a structural conflict of interest between NAVER and LINE’s minority shareholders in carrying out the Business Integration, and therefore LINE has taken the following measures to ensure the propriety of the transaction terms and the fairness of the procedures of this Business Integration

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A)        Establishment of a special committee

In connection with the Business Integration, to ensure the fairness of procedures from the perspective of the common shareholders’ interests and the improvement of LINE’s corporate value, on October 15, 2019 LINE established a special committee (the “LINE Special Committee”) consisting of three experts with the ability to consider this Business Integration; Tadashi Kunihiro, Koji Kotaka and Rehito Hatoyama, three individuals determined to have the relevant expertise and qualifications as outside directors of LINE, recognized as independent officers by the Tokyo Stock Exchange and possessing no interests in SoftBank, NAVER, or LINE. For this Business Integration the LINE Special Committee was consulted on (i) whether the Business Integration could be seen as for the legitimate purpose of contributing to an increase in the corporate value, (ii) whether the procedures for carrying out the Business Integration ensured public integrity, (iii) whether the terms of the Business Integration ensured fairness, and (iv) taken in light of (i) through (iii) together, whether the Business Integration could be deemed adverse to the interests of the minority shareholders. The LINE Special Committee has held a total of 4 meetings from its establishment up to November 18, 2019, and has received explanations from LINE with respect to the background and purpose of this Business Integration, the formulation of procedures relating to the Business Integration, and details of the business plans of LINE, and has been conducting a Q&A process. In addition, the law firms Nakamura, Tsunoda & Matsumoto and White & Case have been appointed as legal advisors independent from SoftBank, NAVER, ZHD and LINE and the LINE Special Committee has been receiving advice from them. A third party financial advisor has been appointed as a financial advisor independent from SoftBank, NAVER, ZHD and LINE and the LINE Special Committee plans to obtain advice from the financial advisor on the Joint Tender Offer from a financial perspective.

In addition, LINE, in response to the Joint Tender Offer Proposal from SoftBank and NAVER considered that, if the Joint Tender Offer and LINE Squeeze-Out are carried out, it is anticipated that, upon the completion of the wholly-owned subsidiary transaction that would take place in the future, LINE’s controlling shareholder, as stipulated by the security listing rules of the Tokyo Stock Market would be implicated, and therefore it decided to continue consultation with the LINE Special Committee. LINE also resolved at today’s board meeting that the matters subject to the consultation of the LINE Special Committee would be changed to (i) whether the Business Integration including the Joint Tender Offer could be seen as contributing to an increase in the corporate value and being for a legitimate purpose, (ii) whether the procedures for carrying out the Business Integration, including the Joint Tender Offer, ensured public integrity, (iii) whether the terms of the Joint Tender Offer and LINE Squeeze-Out (including the price paid in the Joint Tender Offer) ensured fairness, (iv) taken in light of (i) through (iii) together, whether the Business Integration could be deemed adverse to the interests of the minority shareholders, and (v) whether it is legitimate for LINE’s board of directors to express support for the Joint Tender Offer. The board also resolved that it would, when making decisions with respect to the Business Integration including the Joint Tender Offer, obtain an appropriate understanding of the decisions of the LINE Special Committee and take them fully into consideration; and that it would not approve the Business Integration including the Joint Tender Offer if the LINE Special Committee decides that the terms of the Joint Tender Offer and Line Squeeze-Out are not fair.

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From now until the execution of the Definitive Integration Agreement and the Definitive Capital Alliance Agreement targeted for December 2019, the LINE Special Committee will study the aforementioned issues subject to their consultation, and are intending to submit their responses to the LINE board of directors prior to the execution of such agreements. Additionally, it is intended that the LINE Special Committee will receive updates regarding the negotiations and discussions concerning the Business Integration including the Joint Tender Offer and, on key issues, provide its views, recommendations and requests for information.

B)        Board excluding interested directors approve and no auditor objection

Hae Jin Lee is a director of LINE and is also the Global Investment Officer of NAVER, and in order to eliminate any arbitrariness in the LINE board’s decision-making process concerning the evaluation and approval of the Business Integration, prior to receipt of the Joint Tender Offer Proposal, he did not participate in any evaluation or voting by the LINE board of directors with respect to the Business Integration, nor did he attend any discussions or negotiations with NAVER as a representative of LINE. Additionally, following the receipt of the Joint Tender Offer Proposal, in order to eliminate the arbitrariness in the LINE board’s decision-making process regarding this Joint Tender Offer, the intention is that he will not participate in any evaluation or voting by the LINE board of directors with respect to the Business Integration, nor will he attend any discussions or negotiations with NAVER as a representative of LINE.

In addition, all seven directors of LINE excluding Hae Jin Lee, who for the reasons stated above is not participating in the evaluation or approval on this Business Integration, attended today’s board meeting and unanimously passed a resolution approving the Integration MOU and the Capital Alliance MOU. Furthermore, all three of LINE’s statutory auditors (all of them outside auditors) attended the above-reference board meeting and commented they have no objection to LINE entering into the Integration MOU or the Capital Alliance MOU.

4． Outline of the Parties

(i)        Corporate Demerger

		The Company to be split (as of September 30th, 2019)	LINE Successor
(1)	Company Name	LINE Corporation	To be decided
(2)	Address	1-6 Shinjuku 4-chome, Shinjuku-ku, Tokyo	1-6 Shinjuku 4-chome, Shinjuku-ku, Tokyo (tentative)
(3)	Title and name of representative	President and Representative Director Takeshi Idezawa	President and Representative Director Takeshi Idezawa (tentative)
(4)	Lines of Business	Advertising service based on the mobile messenger application “LINE,” core businesses including the sales of stamp and game service, and strategic businesses including Fintech, AI and commerce service.	To be decided

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(5)	Capital	96,535 million yen		To be decided
(6)	Founded	September 4, 2000		To be decided
(7)	Number of Outstanding Shares	240,961,642 shares		To be decided
(8)	Fiscal year closed	December 31st		March 31st (tentative)
(9)	Number of Employees	(Non-consolidated) 1,903 (as of December 31, 2018)		To be decided
(10)	Main Customers	General customers, corporate body, etc.		To be decided
(11)	Main Bank	Sumitomo Mitsui Banking Corporation, Mizuho Bank, Ltd.		To be decided
(12)	Large shareholder and percentage of shareholding (as of June 30, 2019)	NAVER Corporation	72.64%	LINE Corporation (tentative)	100%
		Moxley & Co LLC	3.64%
		Japan Trustee Services Bank, Ltd. (Trust Account)	2.11%
		Jungho Shin	1.97%
		Hae Jin Lee	1.90%
		BNY GCM Client Account JPRD AC ISG (FE-AC)	0.96%
		MLI For Client General Omni Non Collateral Non Treaty-PB	0.89%
		Goldman Sachs International	0.84%
		BNYM SA/NV FOR BNYM FOR BYNM GCM Client Accts M ILM FE	0.79%
		The Master Trust Bank Of Japan, Ltd. (Trust Account)	0.70%

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(13)	Relationship of the Parties
	Capital relationship	Immediately before the date that the absorption-type demerger comes into effect, LINE will hold 100% of the shares of LINE Successor, and on the same date that the absorption-type demerger comes into effect, with the Share Exchange, ZHD will hold 100% of the shares of LINE Successor.
	Personal relationship	Not applicable
	Commercial relationship	Not applicable
	Whether considered a related party	Not applicable
(14)	Earnings and financial position over the past 3 years
Fiscal year closed		LINE (demerger company (to be consolidated))
		FY2016	FY2017	FY2018
	Total capital	¥161,023 million	¥189,977 million	¥208,514 million
	Total assets	¥256,089 million	¥303,439 million	¥486,587 million
	Equity attributable to the Company per share	¥738.53	¥779.30	¥833.87
	Sales revenue	¥140,704 million	¥167,147 million	¥207,182 million
	Sales profit	¥19,897 million	¥25,078 million	¥16,110 million
	Pretax profit concerning going business	¥17,990 million	¥18,145 million	¥3,354 million
	Net profit attributable to the Company’s shareholders (△means a loss)	¥6,763 million	¥8,078 million	¥△3,718 million

	Basic net profit per share (△means a loss)	¥34.84	¥36.56	¥ △15.62

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(ii)       Share Exchange

		Parent of wholly-owned subsidiary by share exchange	wholly-owned subsidiary by share exchange
(1)	Company Name	Z Holdings Corporation	To be decided
(2)	Address	1-3 Kioicho, Chiyoda-ku, Tokyo Tokyo Garden Terrace Kioicho	1-6 Shinjuku 4-chome, Shinjuku-ku, Tokyo (tentative)
(3)	Title and name of representative	President and Chief Executive Officer Kentaro Kawabe	President and Representative Director Takeshi Idezawa (tentative)
(4)	Lines of Business	Management of Group companies and associated tasks	To be decided
(5)	Capital	237,404 million yen（as of September 30th）	To be decided
(6)	Founded	January 31st, 1996	To be decided
(7)	Number of Outstanding Shares	4,822,417,565 shares	To be decided
(8)	Fiscal year closed	March 31st	March 31st (tentative)
(9)	Number of Employees	12,874 persons（as of March 31st 2019）	To be decided
(10)	Main Customers	General customers, corporate body, etc.	To be decided
(11)	Main Bank	Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation MUFG Bank, Ltd. Japan Net Bank Ltd. Crédit Agricole Corporate and Investment Bank Sumitomo Mitsui Trust Bank, Ltd.	To be decided

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(12)	Main shareholders and shareholding ratio (note 1) (as of Sept. 30, 2019)	SoftBank Corp.	44.6%	LINE Corporation (tentative)	100％
		State Street Bank and Trust Company 505325	3.0%
		SSBTC Client Omnibus Account	1.9%
		Japan Trustee Services Bank, Ltd. (trust account)	1.8%
		The Master Trust Bank of Japan, Ltd. (trust account)	1.8%
		Goldman, Sachs & Co Reg	1.7%
		JP Morgan Bank Luxembourg S.A. 1300000	1.5%
		JP Morgan Chase Bank 385632	1.2%
		BBH For Fidelity Low-Priced Stock Fund (Principal All Sector Subportfolio)	1.1%
		Japan Trustee Services Bank, Ltd. (9 trust accounts)	1.0%
(13)	Relationships of the Parties
	Capital relationship	Immediately before the date that the absorption-type demerger comes into effect, LINE will hold 100% of the shares of LINE Successor, and on the same date that the absorption-type demerger comes into effect, with the Share Exchange, ZHD will hold 100% of the shares of LINE Successor.
	Personal relationship	Nothing to report
	Commercial relationship	Advertising related transactions, etc.
	Whether considered a related party	Not considered a related party.

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(14) Earnings and financial position over the past 3 years
Fiscal year	ZHD (consolidated)			LINE Successor (consolidated) (note 2)
	FY3/ 2017	FY3/ 2018	FY3/ 2019	FY12/ 2016	FY12/ 2017	FY12/ 2018
Total capital	¥998,709 million	¥1,121,887 million	¥910,523 million	¥161,023 million	¥189,977 million	¥208,514 million
Total assets	¥1,534,212 million	¥2,516,633 million	¥2,429,601 million	¥256,089 million	¥303,439 million	¥486,587 million
Equity attributable to parent company owners per share	¥163.51	¥177.97	¥160.96	¥738.53	¥779.30	¥833.87
Sales revenue	¥853,730 million	¥897,185 million	¥954,714 million	¥140,704 million	¥167,147 million	¥207,182 million
Operating profit	¥192,049 million	¥185,810 million	¥140,528 million	¥19,897 million	¥25,078 million	¥16,110 million
Profit before taxes	¥193,475 million	¥193,177 million	¥123,370 million	¥17,990 million	¥18,145 million	¥3,354 million
Net profit attributable to parent company owners	¥136,589 million	¥131,153 million	¥78,677 million	¥6,763 million	¥8,078 million	¥△3,718 million
Basic net profit per share	¥23.99	¥23.04	¥14.74	¥34.84	¥36.56	¥△15.62
Dividend per share	¥8.86	¥8.86	¥8.86	-	-	-

 (Note 1) In addition to the above, ZHD holds 60,021,000 treasury shares.

 (Note 2) For LINE Successor, LINE’s operating results and financial condition are shown.

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5.        Integrated Company

(1)       Summary (tentative)

(1)	Name	Z Holdings Corporation
(2)	Address	Kioi Tower, Tokyo Garden Terrace Kioicho 1-3 Kioicho, Chiyoda-ku, Tokyo
(3)	Title and name of representative	Representative Director and Co-CEO, Takeshi Idezawa President, Representative Director and Co-CEO, Kentaro Kawabe
(4)	Business	Management of Group companies and associated tasks
(5)	Capital	(To be decided)
(6)	Fiscal year	(March 31)
(7)	Net assets	(To be decided)
(8)	Total assets	(To be decided)

(2)        Governance, Operation, Etc.

As set out in the Capital Alliance MOU, ZHD and LINE agree to the governance and operations, etc., of the Integrated Company as summarized below. LINE and ZHD are diligently engaged in mutual discussions with the aim of executing the Definitive Capital Alliance Agreement in December 2019.

 (i)        Independence

The “JV Company” (which refers to LINE after NAVER and SoftBank hold all of the voting rights at an equal percentage) and the Integrated Company will respect the independence and status of the Integrated Company as long as the Integrated Company’s listing is maintained by the JV Company, and confirm that it is important to strive to represent the common interest of shareholders of the Integrated Company including its minority shareholders excluding the JV Company.

 (ii)       Organizational structure

The number of directors of the Integrated Company shall be 10. Regarding the organizational structure and details of the Integrated Company, except as provided in the Capital Alliance MOU, they will be determined by the Integrated Company with the goal of improving its corporate value, and this approach will be respected by the JV Company.

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(iii)       Directors

Immediately following the completion of the transaction two co-CEOs will be appointed, with Takeshi Idezawa as Representative Director and Co-CEO, and Kentaro Kawabe as President and Representative Director and Co-CEO. Immediately following the completion of the transaction, the other directors shall consist of Takao Ozawa, Shin Jungho, one person nominated by ZHD, one person nominated by LINE and 4 independent outside directors and members of the audit committee. Thereafter, the directors of the Integrated Company shall consist of six people nominated by the JV Company (hereinafter “internal directors”) and four independent outside directors and members of the audit committee. However, when exercising the above right to nominate internal directors, the JV Company will discuss in advance with ZHD and the Nomination and Compensation Committee, and when exercising voting rights in relation to proposals to appoint independent outside directors that are audit committee members, the reports of the Nomination and Compensation Committee shall be respected.

The JV Company and the Integrated Company shall discuss and consult as necessary with respect to the number of directors and the ratio of independent outside to internal directors on the Integrated Company’s board, which shall take into consideration circumstances of any relevant discussion concerning the governance of listed companies ongoing at such time.

(iv)       Nomination and Compensation Committee

The Integrated Company shall establish a Nomination and Compensation Committee as an advisory committee reporting to the board of directors for the purpose of (i) the appointment and dismissal of directors, the president, CEO, representative director and chairman, and succession planning for the president and CEO, and (ii) to enhance the independence, objectivity and accountability of the determination of compensation and bonuses for directors and executives.

The Nomination and Compensation Committee shall consist of four independent outside directors and members of the audit committee and two internal directors, and the chairperson shall be an independent outside director. Regarding the appointment and dismissal of Nomination and Compensation Committee members, members shall be appointed by the approval of more than two-thirds of the directors in accordance with internal regulations, and when the board of directors considers a resolution involving appointment or dismissal the Integrated Company shall notify the JV Company of the details in advance. Immediately following the completion of the Transaction, the two internal director members of the Nomination and Compensation Committee shall be Takeshi Idezawa and Kentaro Kawabe.

Resolutions of the Nomination and Compensation Committee shall be passed by a majority of committee members.

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(v)       Product Committee

The Integrated Company will establish a Product Committee as a subordinate committee reporting to the board of directors, and this Product Committee will make decisions on products provided by the Integrated Company Group, to the extent in compliance with applicable laws and regulations.

The Integrated Company will select the same number of people from each of YJ and LINE to serve as members of the Product Committee for a term of three years. The election and dismissal of Product Committee members will be determined by resolution of the board of directors in accordance with internal regulations. Immediately following the completion of the transaction, the Product Committee will consist of Shin Jungho, Takeshi Idezawa, Jun Masuda, Hwang In Joon, Park Euivin, Kentaro Kawabe, Takao Ozawa, Gen Miyazawa, Ryosuke Sakaue and Chiaki Fujimon.

The Integrated Company will appoint a Chief Product Officer (hereinafter “CPO”) from among the members of the Product Committee as the person in charge of the Product Committee for a term of three years. Regarding the appointment and dismissal of the CPO, these shall be determined with the approval of more than two-thirds of the directors in accordance with internal regulations, and when the board of directors consider a resolution involving appointment or dismissal the Integrated Company shall notify the JV Company of the details in advance. The CPO immediately following the completion of the transaction shall be Shin Jungho.

Decisions of the Product Committee will be made by a resolution of the majority of members of the Product Committee. However, where resolutions of the Product Committee are tied, the final decision will be made by the CPO after considering the content of the deliberations.

The Product Committee will be responsible for the growth (including not only KPIs, but also sales and profits.) of all products of the Integrated Company Group, and make important decisions throughout the Integrated Company Group regarding product planning and development, commencement and cessation, funding, sales budgets, expense budgets and personnel allocation, etc., in accordance with the business plan and other policies established by the board of directors. In addition, to avoid doubt, the same shall apply even after the integration of products, except where otherwise specified in the Capital Alliance MOU. The Product Committee shall delegate to relevant departments the day-to-day decision-making on improvements and other matters related to product operations where approved by the Product Committee as being reasonable in view of operational efficiency.

The Product Committee shall agree on a policy regarding consolidating or differentiating overlapping products of ZHD Group and LINE Group (payment service, newsfeed, etc.) to maximize synergy from business integration of ZHD and LINE. For any products that will be consolidated, the process is required to be completed within three years of the completion of the Business Integration transaction. If opinions are divided and the Product Committee cannot agree on a policy, the Product Committee will continue discussions until an agreement can be reached by a majority of all members. The CPO does not have the authority to make the final decision in this case.

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There will be a separate discussion with respect to the specific role of the Product Committee with regard to the products of publicly-traded subsidiaries and affiliates of the Integrated Company (“Publicly-Traded Subsidiaries and Affiliates”). Autonomy of the Publicly-Traded Subsidiaries and Affiliates must be considered in this discussion.

The JV Company and the Integrated Company should assess the progress of the ZHD and LINE Business Integration and determine, within three years of the completion of the Business Integration transaction, how the Product Committee should be structured and managed so that it is most effective.

(vi)       Mid- to long-term business investments

Where it is commercially reasonable in terms of the corporate value of the Integrated Company, the Integrated Company shall have its board of directors make decisions, acting in accordance with applicable laws and regulations, regarding investments in products, primarily AI, for the purpose of increasing the Integrated Company Group’s competitiveness such that it makes mid- to long-term investments in products, especially AI, in an amount of approximately ¥100 billion on a cash basis each year.

The board of directors of the Integrated Company will develop specific plans regarding mid- to long-term investments. Once investment plans are finalized, amendments to the plans will require two-thirds of the directors with internal regulations to pass an amendment resolution. The Integrated Company will notify the JV Company before requesting the board to consider any changes to its investment plans.

Once the board of directors decide on making mid- to long-term investments and specific investment plans for them, the CPO will be responsible for working with relevant departments to execute those investment plans. The CPO will be required to periodically provide a report on the progress and the detailed results of investments to the board of directors.

(vii)       Dividends

The Integrated Company will maximize the common interest of its shareholders while maintaining or increasing the corporate value of the Integrated Company in the mid- to long-term. Provided the obligations under the Definitive Capital Alliance Agreement are met, using the previous fiscal year’s dividend amounts as a baseline to a certain extent while also taking into consideration the financial results for the relevant fiscal year, the Integrated Company is required to make best efforts to provide shareholder returns, including dividends, as long as it can maintain its financial health. The Integrated Company will consult with the JV Company before determining the amount of dividends for the fiscal year in which the Transaction is completed.

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(viii)       Incentive policy

Taking into consideration the current incentive policy offered to the directors, officers and employees of LINE, the Integrated Company will consider, as a substitute for such policy, the introduction of an incentive policy offered to directors, officers and employees of the Integrated Company Group. In considering the introduction of such policy, the Integrated Company will sufficiently reflect the objectives of LINE’s three-year incentive policy (that is, the stock compensation policy applicable for the three-year period starting from the fiscal year ending December 2019, which was based on the policy approved at a meeting of LINE’s board of directors held on February 26, 2019) and, as a substitute for LINE’s three-year incentive policy, the Integrated Company will introduce an incentive policy for the Integrated Company Group that is equivalent in scale.

(ix)       Actions requiring prior approval

The Integrated Company must obtain written agreement from the JV Company before taking part in any of the following actions.

•	Changes to the articles of incorporation (unless the change is non-material in nature).
•	Assigning, transferring, succeeding to, granting a security interest in, or otherwise disposing (“Transfers”) of stocks, assets, or business of the Integrated Company or its subsidiaries to a third party, other than an Integrated Company Group company, where the value exceeds one-fifth of the book-value total assets of the Integrated Company on a consolidated basis. (This excludes Transfers of stocks of publicly traded companies owned by the Integrated Company or its subsidiaries.)
•	Actions by the Integrated Company resulting in issuing new stocks, stock acquisition rights, or bonds with stock acquisition rights (including disposition of treasury stock or treasury stock acquisition rights), or otherwise granting or issuing the right to convert into or obtain those stocks, if the JV Company will as a result thereof have no more than 50% of the voting rights of the Integrated Company on a fully diluted basis.

(x)       Handling of ZHD shares held by the JV Company

If the JV Company intends to acquire or sell stocks of the Integrated Company, and if doing so may result in any of the Integrated Company becoming delisted, the JV Company’s voting rights falling to 50% or less on a fully diluted basis, or a substantial impact on the operation of the Integrated Company, the JV Company and the Integrated Company must first consult to discuss the appropriate handling of such stocks.

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6.          Concerning Terms Relating to Transactions with a Controlling Shareholder

(1)        Applicability of Transaction with Controlling Shareholder, etc., and Conformity with Guidelines on Protecting Minority Shareholders

SoftBank is ZHD’s parent company, and as set out in 3(1) above, it is expected that following the transfer LINE will also become a parent company of ZHD. While the details of the scheme for this transaction still remain to be determined in part, this transaction in principle is mutually agreed among ZHD and SoftBank and LINE, and once ZHD and the LINE Successor that is the wholly-owned subsidiary of LINE carry out the Share Exchange and it becomes effective, LINE will become a parent company of ZHD. ZHD has concluded on such basis that this transaction is a transaction with a controlling shareholder, etc., as prescribed in the Tokyo Stock Exchange’s securities listing regulations.

To ensure that it is carrying out its business in a fair and appropriate manner, ZHD has established “Rules on the Appropriateness of Transactions and Operations between the Company and its Parent Company, Subsidiaries, and Affiliates” that expressly prohibit transactions with the parent company, etc. that that appear to be clearly more favorable or unfavorable compared to similar transactions, transactions with third parties, or are transactions to transfer profits or losses/risks from the parent company to the subsidiary.

With respect to the entering into of the Integration MOU and the Capital Alliance MOU, ZHD believes that it has made its decision in compliance with fair and appropriate procedures, after it took measures to ensure, as set out in 3(6)(i) and 3(7)(i) above, the protection of minority shareholders, and in accordance with the applicable rules. In addition, as set out in 3(7)(i)A) above, the ZHD Special Committee submitted to the ZHD board of directors an opinion dated Nov. 18, 2019, containing the following opinions.

(a)        Appropriateness of the purpose of the Business Integration

The ZHD Special Committee received from ZHD explanations regarding the purpose of the Business Integration and the anticipated synergies, etc., engaged in Q&As regarding the feasibility of achieving such synergies and reviewed evidence in support, and after evaluating the purpose of the Business Integration and synergies and studying their feasibility, reached the conclusion that taken as a whole, the transaction is appropriate. In addition, even with respect to the operating structure and autonomy of ZHD, the ZHD Special Committee was able to be involved in the negotiations for the Capital Alliance MOU by proactively providing its views in preparations for discussions, etc., and determined that the terms of the Capital Alliance MOU would not have a materially adverse impact on the autonomy of ZHD, and any impact in that regard seemed proportional to promoting the purpose of the Business Integration. Based on the foregoing, the rationale for the purpose of the Business Integration has been confirmed as being reasonable, and the Business Integration appropriate in light of achieving this purpose. It concluded that the Business Integration is for a legitimate purpose and that it should contribute to increasing the business value of ZHD.

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(b)        Appropriateness of the procedures for the Business Integration

The ZHD Special Committee recommended that in passing resolutions relating to the Business Integration and in negotiations with SoftBank, NAVER and LINE, etc., officers and directors that were seen as potentially being motivated to prioritize the interests of SoftBank, NAVER or LINE should not be involved, and the ZHD Special Committee was able to observe the methods that were used to carry out negotiations, and had an opportunity to receive reports and provide their opinions during the process. This allowed the ZHD Special Committee to ensure that they had a meaningful role in confirming that the negotiations regarding the Transaction were being appropriately conducted, and to ensure that the negotiations were taking place on an arms’ length basis among independent actors. ZHD, SoftBank, NAVER and LINE, in setting the methods of such negotiations, consulted with outside legal advisors and financial advisors and obtained objective information and advice, which allowed them to establish measures to ensure that there would be no arbitrary decisions being made. The ZHD Special Committee confirmed that the procedures for this Business Integration were appropriate and satisfactorily took into consideration the interests of the minority shareholders.

(c)        Fairness of the Business Integration Terms

The ZHD Special Committee reviewed ZHD’s management of the preparation of its business plan, which is the foundation for the Share Exchange valuations, as well as its content, received information from ZHD regarding its review and assessment regarding the business plan prepared by LINE, and was given an opportunity to engage in a Q&A process with ZHD. The ZHD Special Committee thereby concluded that taken as a whole, there was nothing particularly noteworthy that would give rise to any concern with respect to the reasonableness of the terms of this Transaction. In addition, Mitsubishi UFJ Morgan Stanley, ZHD’s financial advisor and third party valuation institution, explained to the ZHD Special Committee its methodology for calculation of the share exchange ratio and the results thereof. The ZHD Special Committee reviewed the methodology and results of Mitsubishi UFJ Morgan Stanley’s valuation with the advice of Takao Nakata, the financial advisor independently appointed by the ZHD Special Committee, and concluded that no particular points that stood out as concerns. Furthermore, with respect to negotiations among the parties concerning the share exchange ratio, the ZHD Special Committee confirmed the negotiating methods, received reports and gave opinions as necessary, and ensured that they played a meaningful role in the negotiation process. Based on such considerations, after careful deliberation, they concluded that the relevant Transaction terms (i.e. the Share Exchange pursuant to the Integration MOU) are fair.

(d)       Whether this Business Integration is unfair to minority shareholders

The ZHD Special Committee confirmed that as set forth in items (a) through (c) of the foregoing, the Business Integration is for a legitimate business purpose and can be seen as likely to increase the business value of ZHD, the processes in place for the Business Integration are appropriate, and the terms of the Business Integration are fair. Therefore it concluded that there is nothing that is unfair to minority shareholders concerning this Transaction.

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At the same time, the above opinion is a preliminary opinion in connection with the execution of a legally non-binding Integration MOU and Capital Alliance MOU, and therefore the ZHD Special Committee will continue to consider the above advisory matters prior to the signing of the Definitive Integration Agreement and Definitive Capital Alliance Agreement targeted for December 2019, and plans to issue a final recommendation prior to the execution of these agreements.

In addition, NAVER is the parent company of LINE, and the Joint Tender Offer together with the LINE Squeeze-Out, is therefore a future transaction with a controlling shareholder under the securities listing regulations of the Tokyo Stock Exchange, for LINE. LINE has established compliance guidelines for related party transactions, and in the event that it enters into a transaction with a NAVER Group company and that transaction is subject to the compliance guidelines for related party transactions (it should be noted that transactions between LINE and its related companies and subsidiaries are not subject to these same guidelines) it is necessary to make the terms of that transaction and its commercial necessity very clear before management can make a decision. For purposes of strengthening LINE’s corporate governance, an advisory board made up solely of outside directors has been established, and with respect to material transactions with related parties, the advisory board’s consultation and approval is required in addition to consultation and approval by management. The advisory board plays an important role for LINE in considering methods and plans for protecting the interests of minority shareholders by being able to provided necessary suggestions to the board of directors, and the board treats the suggestions of the advisory board with respect in reaching the necessary management decisions.

With respect to the execution of the Integration MOU, LINE has complied with each party’s transactional compliance rules and obtained the consent of its board of directors, management committee and advisory committee. To protect the interests of minority shareholders from the impacts of the Joint Tender Offer and the LINE Squeeze-Out, the measures set out in 3(6)(ii) and 3(7)(ii) were taken. As set out in 3(7)(ii)A) LINE intends to obtain, prior to the execution of the Definitive Integration Agreement and the Definitive Capital Alliance Agreement in December 2019, the opinion of the LINE Special Committee to confirm their view that this Transaction does not have an adverse effect on the interests of the minority shareholders, and its procedures and fair and appropriate.

(2)        Provisions relating to measures to ensure public integrity and avoidance of conflict of interest

Please refer to 3(6) and 3(7) above.

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Additional Information for US Investors

In the United States, LINE will file a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 following commencement of a tender offer for securities of LINE within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934. Holders of the securities of LINE that are subject to any such tender offer are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by LINE will be available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by the bidders in any such tender offer, including a Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

The respective financial advisors of SoftBank, NAVER or LINE as well as the tender offer agent(s) (including their affiliates) may, in the ordinary course of their business, engage in the purchase of the common shares of LINE, or act in preparation for such purchase, for their own account or for their customers’ account before or during the purchase period for the Joint Tender Offer (the “Tender Offer Period”) in accordance with the requirements of Rule 14e-5(b) under the U.S. Securities Exchange Act of 1934 and to the extent permitted under Japanese financial instruments and exchange regulations and other applicable laws and ordinances. If any information concerning such purchase is disclosed in Japan, the relevant financial advisor or tender offer agent who conducted such purchase will disclose such information on its English website (or by any other means of public disclosure).

Forward-Looking Statements

This press release contains forward-looking statements with respect to ZHD’s and LINE’s current plans, estimates, strategies and beliefs, including, without limitation, the statements made concerning the Proposed Offer and the Proposed Transaction. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to ZHD and LINE, speak only as of the date hereof and are based on their respective current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond their control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and neither ZHD nor LINE intends to update any of these forward-looking statements. Risks and uncertainties that might affect ZHD, LINE, the Joint Tender Offer or the Business Integration include, but are not limited to, those relating to:

•	whether ZHD, LINE, SoftBank and NAVER will be able to agree on the terms of the Business Integration;

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•	whether the terms of the Business Integration that are ultimately agreed among ZHD, LINE, SoftBank and NAVER will be consistent with the terms described in this press release;
•	whether the Joint Tender Offer will be commenced or will close;
•	the timing of the Joint Tender Offer;
•	obtaining the requisite consents to the Joint Tender Offer and the Business Integration, including, without limitation, the risk that a regulatory approval that may be required for the Business Integration is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;
•	whether the conditions for the Joint Tender Offer and the Business Integration will be satisfied or waived;
•	the possibility that, prior to the completion of the Business Integration, ZHD’s and LINE’s businesses and their relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty;
•	shareholder litigation in connection with the Joint Tender Offer or the Business Integration potentially resulting in significant costs of defense, indemnification and liability; and
•	the risks and uncertainties pertaining to ZHD and LINE’s businesses, including in LINE’s case those detailed under “Risk Factors” and elsewhere in LINE’s public periodic filings with the SEC, as well as those detailed in the tender offer materials that may be filed by SoftBank and NAVER, the Solicitation / Recommendation Statement that may be filed by LINE, and the Transaction Statement that may be filed, all in connection with the Joint Tender Offer or the Business Integration if they are commenced.

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＜Exhibit 1: Transaction Scheme Diagram＞

Current Status （Present）
(1) Joint Tender Offer and (2) LINE Squeeze-Out

(1): Prior to the Transfer, it is expected that ZHD Shares owned by SoftBank will be transferred to a wholly-owned subsidiary of SoftBank in Japan

(2): Also includes NAVER’s wholly-owned subsidiary in Japan

NAVER or its wholly-owned subsidiary (collectively with NAVER, “NAVER Party”) and SoftBank, for the purpose of taking LINE private, will collaborate to make a public tender offer to acquire all the Subject Shares (“Joint Tender Offer”).

In the event that the Joint Tender Offer is not successful in acquiring all of the Subject Shares, in order to take LINE private, SoftBank and the NAVER Party intend to effect a minority squeeze-out through a reverse share demerger (the “LINE Squeeze-Out”), paying to LINE’s shareholders consideration in the same amount for their Subject Shares as the offer price under the Joint Tender Offer.

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(3) Transfer and (4) JV Formation and (5) Corporate Demerger

(1): Prior to the Transfer, it is expected that ZHD Shares owned by SoftBank will be transferred to a wholly-owned subsidiary of SoftBank in Japan

(2): Also includes NAVER’s wholly-owned subsidiary in Japan

Regarding step (3) through (5), they will be complete prior to the Share Exchange in step (6). However, the specific order and methods of each step discussed are hereafter subject to change based on consultation and discussion, etc. among the four parties, to the extent such changes are within the scope of the purpose of the Business Integration. In addition, this diagram shows the condition after all of steps (3) through (5) have been completed.

(3) By means of organizational restructuring or otherwise, all of the ZHD shares owned by SoftBank will be transferred to LINE (“ZHD Share Transfer”).

(4) In parallel with the ZHD Share Transfer, NAVER’s wholly-owned subsidiary in Japan and SoftBank will carry out a partial transfer of LINE shares owned by one party to the other party that will result in a 50:50 voting rights ratio for the NAVER Party and SoftBank (“JV Formation”). By conducting the JV Formation, LINE will become a consolidated subsidiary of SoftBank.

(5) In parallel with the JV Formation, LINE will establish a new, wholly-owned subsidiary (“LINE Successor”) and transfer its entire business by way of an absorption-type demerger making the LINE Successor its successor (“Corporate Demerger”), excluding, however, the rights and obligations of LINE under the contracts entered into by LINE in connection with the ZHD Share Transfer, the Business Integration and the absorption-type demerger.

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(6) Share exchange	(1): Also includes NAVER’s wholly-owned subsidiary in Japan
After the Corporate Demerger has become effective, the Share Exchange will be conducted and ZHD will become the 100% parent company, the LINE Successor will become the 100% subsidiary company, and consideration for this share exchange to LINE will be ZHD Shares.

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＜Exhibit 2:SoftBank/NAVER Press Release＞

November 18, 2019

To whom it may concern:

Company name	SoftBank Corp.	Ken Miyauchi
Name of Representative	Representative Director, President & CEO
(Securities Code: 9434, Tokyo Stock Exchange First Section)
Inquiries	Executive Officer, General Manager of Finance & Accounting Division (TEL. 03-6889-2000)	Takashi Naito
Company name	NAVER Corporation
Name of Representative	CEO	Han Seong Sook
Inquiries	IR Leader	Kim Min
(E-Mail: dl_IR@navercorp.com)

Notice Concerning the Entry into a Memorandum of Understanding Regarding the Business Integration of Z Holdings Corporation (Securities Code: 4689) and LINE Corporation (Securities Code: 3938), and the Submission of a Letter of Intent in Relation to a Joint Tender Offer for the Shares of LINE Corporation

SoftBank Corp. (hereinafter “SoftBank”), NAVER Corporation (hereinafter “NAVER”, and SoftBank and NAVER are collectively referred to as the “Proposing Parties”), Z Holdings Corporation (Securities Code: 4689, listed on the first section of the Tokyo Stock Exchange, Inc. (hereinafter, the “TSE”)), a consolidated subsidiary of SoftBank (hereinafter “ZHD”), and LINE Corporation (Securities Code: 3938, listed on the first section of the TSE), a consolidated subsidiary of NAVER (hereinafter “LINE”), have reached agreement regarding the business integration on an equal basis of ZHD and its subsidiaries (hereinafter, the “ZHD Group”) and LINE and its subsidiaries (hereinafter, the “LINE Group”) (hereinafter, the “Business Integration”), and in accordance with the resolutions of the respective boards of directors of each of the four companies, including the resolution of the board of directors of SoftBank held on November 17, 2019 so authorizing its Representative Director, President and CEO, Ken Miyauchi, the resolution of the board of directors of NAVER held on November 17, 2019 so authorizing its CEO, Han Seong Sook, and the resolution of the board of directors of each of ZHD and LINE held today, have entered into a non-binding memorandum of understanding (hereinafter, the “Integration MOU”) regarding a series of transactions relating to the Business Integration.

Going forward, SoftBank, NAVER, ZHD and LINE, in order to realize the Business Integration, will continue with discussions and deliberations regarding the various terms and conditions of the Business Integration and tentatively targeting December 2019 for entry into definitive, binding agreements in connection thereto (hereinafter, “Definitive Agreements”). The content of such Definitive Agreements are expected to be disclosed if and when they are executed.

As one step in the series of transactions to realize the Business Transaction, the Proposing Parties have entered into a non-binding memorandum of understanding, dated November 18, 2019 (hereinafter, the “Tender Offer MOU”), and submitted a non-binding letter of intent (hereinafter, the “LOI”), to the board of directors of LINE with a proposal to take LINE private by launching a joint tender offer to acquire: all of the outstanding (i) shares of common stock (including American Depositary Shares, each representing one share of common stock) (hereinafter, the “Common Shares”), (ii) share options (hereinafter, the “Share Options”), (iii) and convertible bonds (hereinafter, the “Convertible Bonds”), of LINE (the foregoing, collectively, the “Shares”), other than those owned by NAVER or by LINE as treasury shares (such Shares that are not already owned by NAVER or by LINE as treasury shares, the “Target Shares”) (such proposed joint tender offer, which shall consist of a tender offer in Japan to be conducted in accordance with the Financial Instruments and Exchange Act (Act No. 25 of April 13, 1948) (as amended from time to time, the “Financial Instruments Exchange Act”) and in the United States to be conducted in accordance with the U.S. Securities Exchange Act of 1934, as amended (as amended from time to time, the “Exchange Act”), the “Joint Tender Offer”) and certain other post-tender offer transactions.

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The Integration MOU, the Tender Offer MOU and the LOI are expected to be disclosed in the United States in connection with NAVER’s filing of an amendment to Schedule 13D with the U.S. Securities and Exchange Commission (hereinafter, the “U.S. SEC”) pursuant to the Exchange Act.

ZHD, the publicly listed integrated company following the Business Integration (hereinafter, the “Combined Company”), is expected to be a consolidated subsidiary of SoftBank. The Business Integration is conditioned on the receipt of required competition law and foreign exchange law approvals and other clearances and permits required by applicable law and regulation.

1.	Purpose and Significance of the Business Integration
(1)	Background

Social and industrial conditions surrounding us are changing drastically and daily on a global basis. Particularly in the Internet market, overseas companies, especially those based in the United States and China, are overwhelmingly dominant, and even when comparing the size of operations, there is currently a big difference between such overseas companies and those in Japan and other Asian countries, other than China.

Furthermore, in Japan, which is working to increase the declining productivity that comes along with a shrinking workforce and to respond rapidly to natural disasters, the use of artificial intelligence (hereinafter, “AI”) and technology in these fields has great potential.

In these circumstances, under SoftBank’s “Beyond Carrier” strategy, through collaboration between SoftBank group companies and leading companies that they invest in, SoftBank goes beyond being a telecommunications carrier and aims to develop new businesses that use the world’s most advanced technologies, including AI and the Internet of Things (hereinafter, “IoT”). At the same time, NAVER, as the biggest search portal engine in the Republic of Korea, aims to go beyond being a search portal engine by transforming into a technology platform with the world’s most advanced technologies. The Business Integration aims to bring together the business resources of the ZHD Group and the LINE Group, which have overwhelming user bases and abundant assets in Japan, to provide a convenient experience to users in Japan and bring Japanese society and industry up-to-date though strengthening existing business areas and investing in expansion into new business areas. Through further expanding this innovative model globally, SoftBank aims to be a leading company that is a driving force across Japan, Asia and worldwide. The Business Integration envisions business cooperation between SoftBank, NAVER, ZHD and LINE in a variety of areas and industries, including among others, AI, internet searches, telecommunications, advertisement, payment settlement, communication, etc., and is positioned to be instrumental in increasing the corporate value of SoftBank and NAVER: in the case of SoftBank, by generating further growth at ZHD, a crucial component to SoftBank’s “Beyond Carrier” strategy, and creating new business opportunities in the 5G era, and in the case of NAVER, by supporting its efforts to establish itself as a leading AI technology-based IT company and accelerating the growth of its Fintech services using the most advanced technologies.

In addition, the Business Integration was developed through consultations and discussions since mid-June of 2019 between SoftBank and ZHD, on the one hand, and NAVER and LINE, on the other hand, that considered the potential for a variety of alliances, including a business integration. From the beginning of August of the same year, the four companies started discussing and examining a wide range of options regarding the feasibility and method for implementing the Business Integration, taking into account limitations imposed by various domestic and foreign laws and regulations. As a result, a fundamental common understanding was formed among the four companies centering on consideration of the method set forth in Section 2(1) below (including with regards to plans of SoftBank and NAVER to take LINE private). Today, SoftBank and NAVER submitted to LINE the LOI in relation to the Joint Tender Offer for the transactions to realize the Business Integration.

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(2)	Basic Policy of the Business Integration

The Business Integration will be conducted on an equal basis by ZHD and LINE with the aim of forming a business group that can overcome fierce domestic and global competition through the ZHD Group and the LINE Group bringing together their business resources and through the Combined Company group following the Business Integration pursuing synergies in respective business areas as well as implementing business investment targeting growth in the areas of AI, commerce, Fintech, advertising and O2O and other new business areas.

(3)	Vision and Management Philosophy for the Combined Company

Through the Business Integration, the ZHD Group and the LINE Group will combine their business resources, and by crossing the ZHD Group slogan of “Make our users’ lives convenient to a surprising (!) extent” and the “wow” value standard of the LINE Group, will create and offer a more abundant and convenient lifestyle for users by providing AI and Internet technology.

First, by bringing Japanese society and industry up-to-date by providing the best user experience in Japan, and expanding from there to Asia and then beyond globally, the aim is to become the “AI tech leader of the world from Japan/Asia”.

2.	Summary of the Business Integration
(1)	Method of Business Integration

In the Integration MOU, SoftBank, NAVER, ZHD and LINE agreed broadly on the following method of Business Integration:

①	SoftBank and NAVER or its wholly owned subsidiary (a Japanese entity) (NAVER and such wholly owned subsidiary, the “NAVER Offerors”), implements the Joint Tender Offer for the purpose of taking LINE private.
②	In the event that, following the completion of the Joint Tender Offer, a portion of the Target Shares have not been tendered and acquired, SoftBank and the NAVER Offerors will implement squeeze-out procedures (with the intended result that post-squeeze out, SoftBank and the NAVER Offerors shall be the only shareholders of LINE) using a reverse share split or other methods permitted by law to take LINE private (hereinafter, the “Squeeze-out”), and deliver consideration for the Squeeze-out in the same amount as the tender offer price to LINE shareholders in the Joint Tender Offer.
③	SoftBank (see Note below) will transfer all ZHD shares held by it to LINE through organizational restructuring or other methods permitted by law (hereinafter, the “Transfer Transaction”).
④	In parallel with the Transfer Transaction, SoftBank and the NAVER Offerors will undertake a shareholding adjustment transaction in order to make the ratio of voting rights in LINE held by SoftBank and NAVER 50:50, which transaction shall take the form of a partial transfer of LINE shares from either of SoftBank or the NAVER Offerors to the other (hereinafter, the “JV Conversion Transaction”). Through the JV Conversion Transaction, LINE will become a consolidated subsidiary of SoftBank.
⑤	In parallel with the JV Conversion Transaction LINE will contribute all of its business (except for the shares in ZHD and the status, rights and obligations in connection with the contracts entered into by LINE with respect to the Business Integration and any other rights and obligations specified in the absorption-type demerger agreement) to a newly formed wholly owned subsidiary (hereinafter, the “LINE Successor”) in an absorption-type demerger (hereinafter, the “Corporate Demerger”).

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⑥	After the Corporate Demerger becomes effective a share exchange will be conducted with ZHD shares as consideration whereby ZHD becomes the wholly owning parent company and the LINE Successor becomes the wholly owned subsidiary company (hereinafter, the “Share Exchange”).

Going forward, SoftBank, NAVER, ZHD and LINE are aiming to enter into Definitive Agreements setting forth the method of the Business Integration, etc., in December 2019. The Business Integration is subject to receipt of required competition law and foreign exchange law and other clearances and permits required by law and regulation in each country as well as the satisfaction of the other conditions specified in the Definitive Agreements. In addition, the specified order and method of each of the aforementioned procedures may change in the future (but within the scope of the purpose of the Business Integration) based on the discussions between the four parties.

(Note) As disclosed in today’s announcement by SoftBank titled “Announcement of Transfer of Shares of Z Holdings Corporation through Secondary Distribution to Shiodome Z Holdings Co., Ltd.”, in connection with the Business Integration, SoftBank is scheduled to transfer its shares in ZHD to its wholly owned consolidated subsidiary Shiodome Z Holdings, with an execution date scheduled for December 18, 2019.

(Figure 1) Structure Following the Completion of the Business Integration

(2)	Business Integration Schedule
Signing of the Integration MOU (Signed Today)	November 18, 2019
Signing of the Definitive Agreements (Planned)	December 2019
Signing of the Absorption-Type Demerger Agreement for the Corporate Demerger (Planned)	January 2020
Signing of the Share Exchange Agreement for the Share Exchange (Planned)	January 2020
Shareholder Meeting for the Approval of the Share Exchange Agreement for the Share Exchange (Planned) (Note 1)	March 2020
Shareholder Meeting for the Approval of the Absorption-Type Demerger Agreement for the Corporate Demerger (Planned) (Notes 1 and 2)	September 2020
Effective Date of the Corporate Demerger (Planned)	October 2020
Effective Date of the Share Exchange (Planned)	October 2020

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Note 1 The “Shareholder Meeting for the Approval of the Share Exchange Agreement for the Share Exchange (Planned)” means a shareholder meeting to be held by ZHD and the “Shareholder Meeting for the Approval of the Absorption-Type Demerger Agreement for the Corporate Demerger (Planned)” means a shareholder meeting to be held by LINE.

Note 2 LINE’s shareholder meeting for approving the Absorption-Type Demerger Agreement for the Corporate Demerger will be held after the completion of the Squeeze-out when SoftBank and the NAVER Offerors are the only shareholders of LINE.

(3)	Regarding the Corporate Demerger
①	The Method of Corporate Demerger

Absorption-Type Demerger with the demerger of LINE into the LINE Successor. The conditions under which the Corporate Demerger are effective are as described in clause (1) above.

②	Other Matters related to the Corporate Demerger

The details of the Corporate Demerger will be determined in discussions to take place after entry into the Integration MOU and prior to the entry into the Absorption-Type Demerger Agreement for the Corporate Demerger.

(4)	Regarding the Share Exchange
①	Method of the Share Exchange

The Share Exchange will result in ZHD becoming the wholly owning parent company and the LINE Successor becoming the wholly owned subsidiary company.

②	The Allotment for the Share Exchange

a)       The Exchange Ratio allotted ratio of ZHD Shares to be exchanged for one share of LINE Successor)

	ZHD (share exchange wholly owning parent company)	LINE Successor (share exchange wholly owned subsidiary company)
Exchange Ratio	1	11.75

(Note 1) The allotted ratio is calculated on the assumption that the total number of issued and outstanding shares (excluding treasury shares) of the LINE Successor immediately before the effective time of the Share Exchange will be the same as the total number of issued and outstanding shares of LINE (excluding treasury shares) as of September 30, 2019, which is 240,960,343 shares.

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(Note 2) Based on the Exchange Ratio, the number of ZHD shares to be delivered through the Share Exchange will be 2,831,284,030 shares. In addition, 11.75 shares of ZHD for each share of the LINE Successor will be allocated and delivered to LINE, the wholly owned parent company of the LINE Successor.

(Note 3) If LINE is allocated a fraction of a share of ZHD in connection with the Share Exchange, in accordance with Article 234 of the Companies Act and other relevant laws and regulations, the amount corresponding to the fractional part will be paid to LINE in cash.

③	The Treatment of Share Options and Convertible Bonds in Connection with the Share Exchange

The LINE Successor does not plan to issue any share options or convertible bonds prior to the time when the Share Exchange becomes effective.

For the basis of the share exchange ratio for the Share Exchange, please refer to the press release titled “Announcement Regarding Capital Alliance MOU on Business Integration” announced today by ZHD and LINE.

3.	Summary of the LOI regarding the Joint Tender Offer
(1)	Background to the Submission of the LOI

The Proposing Parties submitted the LOI to the board of directors of LINE today in light of the Parties’ intention to effect the Joint Tender Offer and the Squeeze-out in order to acquire all of the Target Shares as a part of the Business Integration.

(2)	Determination of the Proposed Prices for the Joint Tender Offer
(a)	Common Shares

In order to determine the proposed prices for the Joint Tender Offer, the Proposing Parties performed a comprehensive and multi-faceted analysis of the businesses and operations and financial circumstances of LINE based on the financial and other information publicly disclosed by LINE and the results of the Proposing Parties’ due diligence on the LINE Group and the financial and other information provided by LINE. Taking into account the fact that the Common Shares are traded on a financial instruments exchange and in order to exclude any potential impact on trading prices due to speculation in the media regarding the Business Integration, the Proposing Parties reviewed the closing price of the Common Shares on TSE on November 13, 2019 (which is the last date the Proposing Parties believe to be unaffected by speculation in the media) (JPY4,585) and the simple arithmetic average closing prices of the Common Shares on TSE for the one-month, three-month and six-month periods up to and including November 13, 2019 (JPY4,085, JPY3,934 and JPY3,570, respectively, in each case (and also for the purpose of calculating the averages) rounded to the nearest whole number). The Proposing Parties, taking a holistic approach, also reviewed and considered such factors (among other factors) as the premiums applied to the offer prices in other tender offer to take private transactions, like the Joint Tender Offer, that have occurred over the last 10 years, whether LINE would support and recommend the Joint Tender Offer, and the likelihood that the Joint Tender Offer would be successful, and determined today to propose a price of JPY5,200 per Common Share (hereinafter, the “Proposed Tender Offer Price”). However, as described in Clause (3) below, the Proposing Parties expect to engage in discussions with LINE with respect to the Proposed Tender Offer Price going forward.

The Proposed Tender Offer Price represents a 13.41% premium on the closing price of the Common Shares on TSE on November 13, 2019 (which is the last date the Proposing Parties believe to be unaffected by speculation in the media) (JPY4,585), a 27.29% premium on the simple arithmetic average closing price for the one-month period up to and including November 13, 2019 (JPY4,085), a 32.18% premium on the simple arithmetic average closing price for the three-month period up to and including November 13, 2019 (JPY3,934), and a 45.66% premium on the simple arithmetic average closing price for the six-month period up to and including November 13, 2019 (JPY3,570). Furthermore, the Proposed Tender Offer Price represents a 3.17% premium on the closing price of the Common Shares on TSE on November 15, 2019, the last trading day immediately prior to the date of the submission of the LOI (JPY5,040). All premium rates and related calculations are rounded to the nearest hundredth.

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(b)	Share Options

In light of the fact that the Share Options were issued under incentive plans for directors and employees of LINE and the fact that the Proposing Parties would be unable to exercise such Share Options even after the Proposing Parties acquired such Share Options, the Proposing Parties have proposed a price of JPY1 per Share Option.

(c)	Convertible Bonds
(i)	Euroyen Convertible Bonds due 2023

The Proposing Parties have proposed to acquire the outstanding Euroyen convertible bonds with a face value of JPY10,000,000 due 2023 at a price of JPY6,962,800, which is calculated by multiplying 1,339 common shares (the quotient of the face value of JPY10,000,000 divided by the effective conversion price of JPY7,467, rounded down to the nearest whole number) with the Proposed Tender Offer Price of JPY5,200. This price of JPY6,962,800 represents a 30.37% discount on the face value of such Euroyen convertible bonds.

(ii)	Euroyen Convertible Bonds due 2025

The Proposing Parties have proposed to acquire the outstanding Euroyen convertible bonds with a face value of JPY10,000,000 due 2025 at a price of JPY6,916,000, which is calculated by multiplying 1,330 common shares (the quotient of the face value of JPY10,000,000 divided by the effective conversion price of JPY7,518 , rounded down to the nearest whole number) with the Proposed Tender Offer Price of JPY5,200. This price of JPY6,916,000 represents a 30.84% discount on the face value of such Euroyen convertible bonds.

(3)	Further Discussions

Going forward, the Proposing Parties expect to engage in discussions with LINE with regards to the Proposed Tender Offer Price and intend to enter into Definitive Agreements after obtaining indications that the board of directors of LINE will support the Joint Tender Offer and issue a solicitation and recommendation to the shareholders of LINE and after the Proposing Parties, LINE and ZHD reach agreement on the other terms and conditions.

(4)	Other Conditions

The Proposing Parties expect to launch the Joint Tender Offer for all of the Target Shares without specifying a maximum share tender condition and that the tendered shares will be divided equally between the Proposing Parties. The timing for the commencement of the Joint Tender Offer is undecided at this time, and such commencement will be conditioned on the entry into Definitive Agreements and on the satisfaction or waiver of all conditions to the commencement of the Joint Tender Offer to be set forth in such Definitive Agreements.

The conditions to be set forth in the Definitive Agreements are expected to include, among other things: (a) the board of directors of LINE having, by unanimous resolution of its disinterested directors, expressed an opinion supporting the Joint Tender Offer and recommending the Joint Tender Offer to its shareholders and such opinion not having been altered or withdrawn; (b) the Business Integration as well as all related matters having been approved by the shareholders meeting of ZHD; (c) the implementation of the Business Integration and the series of transactions related thereto not being deemed to constitute, and not reasonably being expected to constitute, a breach of applicable laws or regulations; and (d) all necessary consents and approvals required to implement the Business Integration and the series of transactions related thereto having been obtained (including passage of waiting periods and/or judgment periods prescribed by competition laws or similar laws in Japan and any other relevant country).

The other conditions to the Joint Tender Offer are to be determined.

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4.	Corporate Profile of LINE
①	Name	LINE Corporation
②	Address	JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku Shinjuku-ku, Tokyo, 160-0022, Japan
③	Name and Title of Representative	Mr. Takeshi Idezawa Representative Director and President
④	Scope of Business	Advertising service based on the mobile messenger application “LINE,” core businesses including the sales of stamp and game service, and strategic businesses including Fintech, AI and commerce service.
⑤	Share Capital	JPY96,535 million (as of September 30, 2019)
⑥	Year of Incorporation	September 4, 2000
⑦	Equity attributable to the shareholders of the Company	JPY164,844 million (as of September 30, 2019)
⑧	Total Assets	JPY530,442 million (as of September 30, 2019)
⑨	Principal Shareholders and Shareholdings (as of June 30, 2019)	NAVER		72.64％
		MOXLEY & CO LLC		3.64％
		JAPAN TRUSTEE SERVICES BANK, LTD.		2.11％
⑩	Relationships with the Other Parties at this Time
Shareholding Relationships

Not applicable with respect to SoftBank.

NAVER is the parent company of LINE and holds 174,992,000 Common Shares (which represents 72.64% of the 240,883,642 Common Shares issued and outstanding as of June 30, 2019) and a portion of the Convertible Bonds.

	Human Relationships	Not applicable with respect to SoftBank. Mr. Hae Jin Lee, an executive officer of NAVER, also serves as the chairman of the board of directors of LINE.
Business Relationships

There are existing business relationships between SoftBank and LINE with respect to communication services, etc.

There are existing business relationships between NAVER and LINE with respect to advertising services, etc.

	Current Status of Related Parties	SoftBank is not a related party to LINE. NAVER is the parent company of LINE.
⑪	Results of Operation and Financial Position for the Last Three Years (on a consolidated basis and in millions of JPY, unless otherwise specified)
For the year ended December 31,		2016	2017	2018
Revenues		140,704	167,147	207,182
Profit from operating activities		19,897	25,078	16,110
Profit (loss) before tax from continuing operations		17,990	18,145	3,354
Profit (loss) attributable to the shareholders of LINE		6,763	8,078	(3,718)
Earnings per share: basic profit (loss) for the period attributable to the shareholders of LINE		JPY34.84	JPY36.56	JPY(15.62)

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5.	Advisors

SoftBank retained Mizuho Securities Co., Ltd. to act as its financial advisor, and NAVER retained Deutsche Bank to act as its financial advisor. SoftBank’s legal advisors are Nagashima Ohno & Tsunematsu and Simpson Thacher & Bartlett LLP, and NAVER’s legal advisors are Nishimura & Asahi, Kim & Chang and Cleary Gottlieb Steen & Hamilton LLP.

6.	Other Matters

Any impact on the results of our business and operations due to the Joint Tender Offer and the Business Integration will be disclosed if and when they become known.

End

This press release contains “forward-looking statements” as defined in Article 27A of the U.S. Securities Act of 1933 (as amended) and Article 21E of the Exchange Act. Actual results might be materially different from the express or implied predictions, including the “forward-looking statements” contained herein due to known or unknown risks, uncertainties or any other factors. Neither the SoftBank, the NAVER Offerors (hereinafter, together with SoftBank, the “Tender Offerors”), LINE (hereinafter, the “Target Company”) nor their respective affiliates assures that such express or implied predictions, including the “forward-looking statements” contained herein, will be achieved. The “forward-looking statements” contained in this press release have been prepared based on the information possessed by the Tender Offerors and the Target Company as of the date hereof, and unless otherwise required under applicable laws and regulations, neither the Tender Offerors, the Target Company nor any of their affiliates assumes any obligation to update or revise such statements to reflect any future events or circumstances.

The respective financial advisors of the Tender Offerors or the Target Company as well as the tender offer agent(s) (including their affiliates) may, in the ordinary course of their business, engage in the purchase of the common shares or other securities of the Target Company, or act in preparation for such purchase, for their own account or for their customers’ account before or during the purchase period for the Joint Tender Offer in accordance with the requirements of Rule 14e-5(b) under the Exchange Act and to the extent permitted under Japanese financial instruments and exchange regulations and other applicable laws and ordinances. If any information concerning such purchase is disclosed in Japan, the relevant financial adviser or tender offer agent who conducted such purchase will disclose such information on its English website (or by any other means of public disclosure).

The Joint Tender Offer described in this press release has not yet commenced. This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any common stock (including any American Depositary Share representing any common stock) or other securities of LINE. If and at the time a tender offer is commenced, the Tender Offerors (and/or its affiliates, if applicable) intend to file with the U.S. SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and the Target Company will file with the U.S. SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offerors intend to mail these documents to the Target Company shareholders. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THOSE DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. Those documents, and other documents filed by the Tender Offerors and the Target Company may be obtained without charge after they have been filed at the U.S. SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

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